PT Indosat Tbk and Subsidiaries

Consolidated financial statements

with independent auditors’ report

as of December 31, 2011 and 2010

and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

These consolidated financial statements are originally issued in Indonesian Language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITORS’ REPORT

AS OF DECEMBER 31, 2011 AND 2010 AND JANUARY 1, 2010 / DECEMBER 31, 2009

AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Table of Contents

Page

Independent Auditors’ Report

Consolidated Statements of Financial Position ……………………………………………….

1 - 4

Consolidated Statements of Comprehensive Income ………………………………………..

5 - 6

Consolidated Statements of Changes in Equity ………………………………………………

7

Consolidated Statements of Cash Flows……………………………………………………….

8 - 9

Notes to the Consolidated Financial Statements………………………………………………

 10 - 117

***************************

This report is originally issued in the Indonesian language.

Independent Auditors’ Report

Report No. RPC-1879/PSS/2012

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk

We have audited the accompanying consolidated statements of financial position of PT Indosat Tbk (“the Company”) and Subsidiaries as of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and Subsidiaries as of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011 and 2010 in conformity with Indonesian Financial Accounting Standards.

Effective January 1, 2011, the Company and Subsidiaries adopted certain revised Indonesian Statements of Financial Accounting Standards, which were applied on a prospective or retrospective basis, as disclosed in Note 2 and 40 to the consolidated financial statements. Therefore, the consolidated statements of financial position as of December 31, 2010 and January 1, 2010 / December 31, 2009 were restated due to reclassification of certain accounts.

Purwantono, Suherman & Surja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

February 20, 2012

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in Indonesia.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2011 and 2010 and

January 1, 2010 / December 31, 2009

(Expressed in millions of rupiah, except share data)

January 1, 2010 /

Notes

December 31, 2011

December 31, 2010

December 31, 2009

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,2n,2s,

4,21,30,37

2,224,206

2,075,270

2,835,999

Accounts receivable

2n

Trade

5,21,37

Related parties - net of

allowance for impairment

of Rp47,107 as of

December 31, 2011, Rp47,640

as of December 31, 2010

and Rp57,538 as of

January 1, 2010

2s,30

257,537

222,506

125,912

Third parties - net of

allowance for impairment

of Rp489,544 as of

December 31, 2011, Rp448,470

as of December 31, 2010

and Rp404,272 as of

January 1, 2010

1,183,532

1,325,920

1,259,213

Others - net of allowance

for impairment of

Rp16,702 as of

December 31, 2011,

Rp15,281 as of

December 31, 2010

and Rp16,544 as of

January 1, 2010

5,660

10,031

564,859

Inventories - net of allowance

for obsolescence of Rp18,401

as of December 31, 2011,

Rp13,961 as of

December 31, 2010 and

Rp10,769 as of

January 1, 2010

2e

75,890

105,885

112,260

Derivative assets

2n,20,21,37

159,349

69,334

224,743

Advances

32h

48,865

67,273

35,173

Prepaid taxes

2p,6,16

893,216

701,560

818,326

Prepaid expenses

2f,2j,2m,2s,

29,30

1,705,652

1,527,254

1,125,091

Other current financial assets - net

2d,2n,2s,7,

21,30,37

24,790

53,119

35,173

Other current assets

742

702

2,878

Total Current Assets

6,579,439

6,158,854

7,139,627

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

December 31, 2011 and 2010 and

January 1, 2010 / December 31, 2009

 (Expressed in millions of rupiah, except share data)

January 1, 2010 /

Notes

December 31, 2011

December 31, 2010

December 31, 2009

NON-CURRENT ASSETS

Due from related parties - net of

allowance for impairment

of Rp15 as of December 31, 2011,

Rp646 as of December 31, 2010

and Rp1,182 as of

January 1, 2010

2n,2s,21,30,37

10,654

8,421

7,215

Deferred tax assets - net

2p,16

114,114

95,018

85,812

Property and equipment - net

2h,2i,2l,8,

18,26

42,573,369

43,571,010

44,428,807

Goodwill and other

intangible assets - net

2c,2i,9

1,366,853

1,374,060

1,580,080

Long-term prepaid rentals -

net of current portion

2f,2s,10

766,349

750,472

735,185

Long-term prepaid licenses -

net of current portion

2f,2j,2s

331,868

397,708

463,549

Long-term advances

2s,11,30,32h

209,798

216,643

294,391

Long-term prepaid pension - net

of current portion

2m,2s,29,30

103,181

111,344

147,380

Long-term receivables

20,677

45,911

50,767

Other non-current financial

assets - net

2d,2n,2s,12,

21,30,32h,37

90,416

80,405

102,734

Other non-current assets - net

2g,2s,13,30

5,593

8,341

5,940

Total Non-current Assets

45,592,872

46,659,333

47,901,860

TOTAL ASSETS

52,172,311

52,818,187

55,041,487

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

December 31, 2011 and 2010 and

January 1, 2010 / December 31, 2009

 (Expressed in millions of rupiah, except share data)

January 1, 2010 /

Notes

December 31, 2011

December 31, 2010

December 31, 2009

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loan

2n,2s,14,21,

30,37

1,499,256

-

-

Accounts payable - trade

2n,2s,21,

30,37

Related parties

23,581

22,260

38,670

Third parties

295,477

623,245

498,806

Procurement payable

2n,2s,15,

21,30,37

3,429,921

3,644,467

5,289,782

Taxes payable

2p,16

88,563

169,445

161,820

Accrued expenses

2n,2s,17,

21,30,37

1,891,477

1,710,885

1,525,561

Unearned income

2k,32g,32h

1,124,995

1,143,852

941,223

Deposits from customers

2n,21,37

37,265

50,279

22,463

Derivative liabilities

2n,20,21,

37

138,189

215,403

200,202

Current maturities of:

Loans payable

2n,2s,18,

21,30,37

3,300,537

3,184,147

1,440,259

Bonds payable

 2n,19,

21,37

41,989

1,098,131

2,840,662

Other current financial

liabilities

2n,2s,21,30,37

16,072

23,127

43,721

Other current liabilities

2s,30,37

64,849

61,612

68,065

Total Current Liabilities

11,952,171

11,946,853

13,071,234

NON-CURRENT LIABILITIES

Due to related parties

2n,2s,21,

30,37

15,480

22,099

13,764

Deferred tax liabilities - net

2p,16

1,920,787

1,772,337

1,535,202

Loans payable - net of current

maturities

2n,2s,18,

21,30,37

6,425,779

7,666,804

12,721,308

Bonds payable - net of current

maturities

2n,19,

21,37

12,138,353

12,114,104

8,472,175

Employee benefit obligations -

net of current portion

2m,22

787,313

872,407

825,714

Other non-current liabilities

2s,30,

32h,37

116,455

187,097

113,807

Total Non-current Liabilities

21,404,167

22,634,848

23,681,970

TOTAL LIABILITIES

33,356,338

34,581,701

36,753,204

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

December 31, 2011 and 2010 and

January 1, 2010 / December 31, 2009

 (Expressed in millions of rupiah, except share data)

January 1, 2010 /

Notes

December 31, 2011

December 31, 2010

December 31, 2009

EQUITY

EQUITY ATTRIBUTABLE TO

OWNERS’ OF THE COMPANY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

23

543,393

543,393

543,393

Premium on capital stock

1,546,587

1,546,587

1,546,587

Retained earnings

Appropriated

134,446

134,446

119,464

Unappropriated

15,736,227

15,224,843

15,341,773

Difference in transactions of

equity changes in associated

companies/subsidiaries

2b,2g

404,104

404,104

404,104

Difference in foreign currency

translation

2b

(2,326

)

(2,727

)

2,369

Total Equity Attributable to:

Owners of the Company

18,362,431

17,850,646

17,957,690

Non-controlling interests

2b,40

453,542

385,840

330,593

TOTAL EQUITY

18,815,973

18,236,486

18,288,283

TOTAL LIABILITIES AND EQUITY

52,172,311

52,818,187

55,041,487

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2011 and 2010

 (Expressed in millions of rupiah, except share data)

Notes

2011

2010

OPERATING REVENUES

2k,2s,24,30,

34,35,36

Cellular

16,750,879

16,027,062

Multimedia, Data

Communication,

Internet (“MIDI”)

32e

2,576,032

2,476,276

Fixed telecommunications

1,249,982

1,293,177

Total Operating Revenues

20,576,893

19,796,515

OPERATING EXPENSES

2s,30

Cost of services

2k,25,32i,

32m,34,35

7,587,708

7,113,410

Depreciation and amortization

2h,8,9

6,580,754

6,151,911

Personnel

2l,2m,26,

29

1,891,940

1,411,244

Marketing

2k

1,023,698

986,019

General and administration

2k,27,40

662,694

692,581

Total Operating Expenses

17,746,794

16,355,165

OPERATING INCOME

2,830,099

3,441,350

OTHER INCOME (EXPENSES)

Interest income

2n,30

81,477

143,402

Gain (loss) on change in fair value

of derivatives - net

2n,20,37

57,944

(418,092)

Gain on foreign exchange - net

2n,2o,4

36,731

492,401

Financing cost

2s,18,19,

(1,789,687

)

(2,271,628)

28,30

Amortization of goodwill

2c,9

-

(226,380)

Others - net

6,8,16,40

(34,664

)

(79,236

)

Other Expenses - Net

(1,648,199

)

(2,359,533

)

PROFIT BEFORE INCOME TAX

1,181,900

1,081,817

INCOME TAX EXPENSE

2p,16

Current

(120,177

)

(128,171)

Deferred

(129,220

)

(229,627

)

Total Income Tax Expense

(249,397

)

(357,798

)

PROFIT FOR THE YEAR

932,503

724,019

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

Years Ended December 31, 2011 and 2010

 (Expressed in millions of rupiah, except share data)

Notes

2011

2010

PROFIT FOR THE YEAR

ATTRIBUTABLE TO:

Owners of  the Company

834,975

647,174

Non-controlling interests

2b,40

97,528

76,845

Total

932,503

724,019

BASIC EARNINGS PER SHARE

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r

153.66

119.10

BASIC EARNINGS PER ADS

(50 SHARES PER ADS)

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r

7,682.97

5,954.93

PROFIT FOR THE YEAR

932,503

724,019

OTHER COMPREHENSIVE INCOME

Difference in foreign currency translation

2b

534

(6,794

)

Income tax effect

(133

)

1,698

Difference in foreign currency

translation - net of tax

401

(5,096)

NET COMPREHENSIVE INCOME

932,904

718,923

OTHER COMPREHENSIVE INCOME -

NET OF TAX ATTRIBUTABLE TO:

Owners of the Company

401

(5,096)

Non-controlling interests

2b

-

-

Total

401

(5,096)

NET COMPREHENSIVE INCOME

ATTRIBUTABLE TO:

Owners of the Company

835,376

642,078

Non-controlling interests

97,528

76,845

Total

932,904

718,923

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years Ended December 31, 2011 and 2010

(Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company
Description	Notes	Capital Stock - Issued and Fully Paid	Premium of Capital Stock	Retained Earnings		Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Total	Non-controlling Interests	Total Equity
				Appropriated	Unappropriated

Balance as of January 1, 2010		543,393	1,546,587	119,464	15,341,773	404,104	2,369	17,957,690	330,593	18,288,283
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V., Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S.dollar to rupiah - net of applicable income tax benefit of Rp798, Rp368, Rp301 and Rp231, respectively	2b	-	-	-	-	-	(5,096)	(5,096)	-	(5,096)
Resolution during the Annual
Stockholders' General Meeting on
June 22, 2010	31
Declaration of cash dividend		-	-	-	(749,122)	-	-	(749,122)	-	(749,122)
Appropriation for reserve fund		-	-	14,982	(14,982)	-	-	-	-	-
Profit for the year		-	-	-	647,174	-	-	647,174	76,845	724,019
Changes in non-controlling interests		-	-	-	-	-	-	-	(21,598)	(21,598)
Balance as of December 31, 2010		543,393	1,546,587	134,446	15,224,843	404,104	(2,727)	17,850,646	385,840	18,236,486

Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V., Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S.dollar to rupiah - net of applicable income tax benefit (expense) of Rp108, Rp38, Rp87 and (Rp366), respectively	2b	-	-	-	-	-	401	401	-	401
Resolution during the Annual
Stockholders' General Meeting on
June 24, 2011	31
Declaration of cash dividend		-	-	-	(323,591)	-	-	(323,591)	-	(323,591)
Profit for the year		-	-	-	834,975	-	-	834,975	97,528	932,503
Changes in non-controlling interests		-	-	-	-	-	-	-	(29,826)	(29,826)
Balance as of December 31, 2011		543,393	1,546,587	134,446	15,736,227	404,104	(2,326)	18,362,431	453,542	18,815,973

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

 (Expressed in millions of rupiah)

Notes

2011

2010

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

20,620,790

19,678,609

Refunds of taxes

6

141,271

41,753

Interest income

81,336

145,067

20c,20h,20i-j,20k

Settlement from currency forward contracts

20aa-ap

55,371

-

Settlement from derivative contracts

20c,20h-k

 20,626

-

Cash paid to/for:

Authorities, other operators, suppliers and others

(9,102,182)

(9,051,275

)

Employees

           (2,003,642)

(1,310,556

)

Financing cost

(1,739,810)

(2,175,997

)

Income taxes

(563,320)

(215,874

)

Interest rate swap contracts

20m-z

(119,521)

(117,231

)

Swap cost from cross currency

swap contracts

20a-l

(70,838)

(121,449

)

Settlement for derivative contracts

20b,20g

-

(24,431

)

Net Cash Provided by Operating Activities

7,320,081

6,848,616

CASH FLOWS FROM INVESTING ACTIVITIES

Cash dividend received from other

long-term investment

12a

13,790

19,281

Proceeds from sale of property

and equipment

8

6,708

7,741

Acquisitions of property and

equipment

8

(6,047,958)

(6,495,146)

Acquisitions of intangible assets

9

(10,452)

(40,052)

Proceeds of Palapa D-Satellite insurance claim

8

-

537,657

Purchase of investment in an associated company

-

(194

)

Net Cash Used in Investing Activities

(6,037,912)

(5,970,713)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term loans

18

2,322,900

1,092,059

Proceeds from short-term loan

14

1,500,000

-

Repayment of long-term loans

18

(3,505,063

)

(4,098,277)

Repayment of bonds payable

19

(1,100,000

)

(3,720,815

)

Cash dividend paid by the Company

31

(323,591

)

(749,122)

Cash dividend paid by subsidiaries

 to non-controlling interests

(29,692)

(21,436

)

Proceeds from bonds payable

-

5,851,301

Settlement from derivative contracts

20a

-

59,925

Decrease in restricted cash and cash

equivalents

-

2,846

Swap cost from cross currency swap contract

20a

-

(46,136)

Net Cash Used in Financing Activities

(1,135,446

)

(1,629,655

)

Net Foreign Exchange Differences from Cash

and Cash Equivalents

2,213

(9,732

)

NET INCREASE (DECREASE) IN CASH AND

CASH EQUIVALENTS

148,936

(761,484)

CASH AND CASH EQUIVALENTS

OF ACQUIRED COMPANY

-

755

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2011 and 2010

(Expressed in millions of rupiah)

Notes

2011

2010

CASH AND CASH EQUIVALENTS

AT BEGINNING OF YEAR

2,075,270

2,835,999

CASH AND CASH EQUIVALENTS

AT END OF YEAR

4

2,224,206

2,075,270

DETAILS OF CASH AND CASH EQUIVALENTS:

4

Time deposits with original maturities of three months

or less and deposits on call

1,919,227

1,791,783

Cash on hand and in banks

304,979

283,487

Cash and cash equivalents as stated in the

consolidated statements of financial position

2,224,206

2,075,270

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by, and reported to, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
19/KEP/M.KOMINFO/ 02/2006 and 29/KEP/M.KOMINFO/ 03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

252/KEP/ M.KOMINFO/07/2011 (previously 102/KEP/M.KOMINFO/10/2006)	July 6, 2011	MOCIT	Evaluated every 5 years

Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations relating to 3G services), which replaces the previous license No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006

181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to PT Satelit Palapa Indonesia (“Satelindo”)
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous license No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)
198/KEP/M.KOMINFO/05/2010	May 27, 2010	MOCIT	Evaluated every 5 years	Amended operating license for nationwide closed fixed communications network (e.g.,VSAT, frame relay, etc.), which replaces the previous license No.KP.69/Thn 2004 given to the Company

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 2j) and radio frequency fee (Note 32k).

(**)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 2j) and radio frequency fee (Note 32k).

(***)

The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 2j) and radio frequency fee (Note 32k).

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
311/KEP/M.KOMINFO/8/2010 312/KEP/M.KOMINFO/8/2010 and 313/KEP/M.KOMINFO/8/2010	August 24, 2010	MOCIT	Evaluated every 5 years

Amended operating license for fixed network and basic telephony service which covers the provision of local, national long-distance, and international long-distance telephony services, which replaces the previous license No. KP.203/Thn 2004 given to the Company

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, the MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunications Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunications Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

On December 13, 2010, based on letter No. 2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 year 2011 regarding money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 4 regional offices located in Jakarta, Surabaya, Batam and Balikpapan.

Qatar Telecom QSC, Qatar (“Qatar Telecom”) is the ultimate parent company of the Company and subsidiaries. The immediate parent company of the Group is Qatar Telecom (Qtel Asia) Pte. Ltd., Singapore.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares), have also been traded on the New York Stock Exchange since 1994.

As of December 31, 2011, the Company and subsidiaries (collectively referred to hereafter as “the Group”) outstanding bonds issued to the public are as follows:

Bond (Note 19)	Effective Date	Registered with and Traded on:
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
3. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
4. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
5. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
6. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
7. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
8. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited

c.

Directors, Commissioners and Audit Committee

Based on a resolution at each of the Stockholders’ Annual General Meeting held on June 24, 2011 which is notarized under Deed No. 148 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date and the Stockholders’ Annual General Meeting held on June 22, 2010 which is notarized under Deed No. 164 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of December 31, 2011 and 2010, respectively, is as follows

December 31, 2011

December 31, 2010

Board of Commissioners:

President Commissioner

Abdulla Mohammed S.A

Abdulla Mohammed S.A

Al Thani

Al Thani

Commissioner

Dr. Nasser Mohd. A. Marafih

Dr. Nasser Mohd. A. Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Richard Farnsworth Seney

Richard Farnsworth Seney

Commissioner

Rionald Silaban

Rionald Silaban

Commissioner

Alexander Rusli*

Alexander Rusli*

Commissioner

Chris Kanter*

Chris Kanter*

Commissioner

Thia Peng Heok George*

Thia Peng Heok George*

Commissioner

Soeprapto*

Soeprapto*

Commissioner

-**

Jarman

*   Independent commissioner

** Parikesit Suprapto was appointed as commissioner on February 8, 2011 and submitted his resignation letter on October 14, 2011 with effective date of December 14, 2011. As of December 31, 2011, there has been no appointment of his replacement.

Board of Directors:

President Director and

Chief Executive Officer

Harry Sasongko Tirtotjondro

Harry Sasongko Tirtotjondro

Director and Chief Financial

Officer

Curt Stefan Carlsson

Peter Wladyslaw Kuncewicz

Director and Chief

Commercial Officer

Laszlo Imre Barta

Laszlo Imre Barta

Director and Chief

Technology Officer

Hans Christiaan Moritz

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

Fadzri Sentosa

Fadzri Sentosa

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

c.

Directors, Commissioners and Audit Committee (continued)

The composition of the Company’s Audit Committee as of December 31, 2011 and 2010 is as follows:

Chairman

Thia Peng Heok George

Member

Chris Kanter

Member

Soeprapto

Member

Unggul Saut Marupa Tampubolon

Member

Kanaka Puradiredja

The Group has approximately 4,461 and 6,694 employees, including non-permanent employees, as of December 31, 2011 and 2010, respectively.

d.

Structure of the Company’s Subsidiaries

As of December 31, 2011 and 2010, the Company has direct and indirect ownership in the following Subsidiaries:

Percentage of Ownership (%)

Start of

Commercial

Name of Subsidiary

Location

Principal Activity

Operations

 2011

2010

Indosat Palapa Company B.V.

(“IPBV”)(1)

Amsterdam

Finance

2010

100.00

100.00

Indosat Mentari Company B.V.

(“IMBV”)(1)(Notes 38a and 38d)

Amsterdam

Finance

2010

100.00

100.00

Indosat Finance Company B.V.

(“IFB”)

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”)

 Amsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISPL”)

Singapore

Telecommunications

2005

100.00

100.00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

PT Interactive Vision Media (“IVM”)(2)

Jakarta

Pay TV

2011

99.83

-

PT Starone Mitra Telekomunikasi

(“SMT”)

Semarang

Telecommunications

2006

72.54

72.54

PT Aplikanusa Lintasarta

(“Lintasarta”)

Jakarta

Data Communication

1989

72.36

72.36

PT Lintas Media Danawa  (“LMD”)

Information and

Jakarta

Communication Services

2008

50.65

50.65

PT Artajasa Pembayaran Elektronis

(“APE”)(3)

Jakarta

Telecommunications

2000

39.80

39.80

Total Assets (Before Eliminations)

Name of Subsidiary

 2011

2010

IPBV(1)

6,015,894

5,966,764

IMBV(1)

6,010,359

5,946,885

IFB

20,923

21,876

IIFB

8,688

9,635

ISPL

78,264

54,353

IMM

746,404

815,130

IVM

(2)

5,198

-

SMT

209,651

155,297

Lintasarta

1,783,759

1,739,896

LMD

5,199

2,671

APE(3)

258,745

221,297

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM got the license to conduct its Pay TV services. However, as of December 31, 2011, IVM has not started its commercial operations.

(3)

Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization for the Issuance of Consolidated Financial Statements

The issuance of the consolidated financial statements of the Group as of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009 and for the years ended December 31, 2011 and 2010 was approved and authorized by the Board of Directors on February 20, 2012, as reviewed and recommended for approval by the Audit Committee.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards (“SAK”), which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and the Regulations and the Guidelines on Financial Statement Presentation and Disclosures issued by BAPEPAM-LK. As disclosed further in the relevant succeeding notes to consolidated financial statements, several amended and published accounting standards were adopted effective January 1, 2011.

The consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”, adopted on January 1, 2011.

PSAK  1 (Revised 2009) regulates presentation of financial statements as to, among others, the objective, component of financial statements, fair presentation, materiality and aggregation, offsetting, distinction between current and non-current assets and short-term and long-term liabilities, comparative information and consistency and introduces new disclosures such as key estimations and judgments, capital management, other comprehensive income, departures from accounting standards and statement of compliance.

The adoption of PSAK 1 (Revised 2009) has significant impact on the related presentation and disclosures in the consolidated financial statements (Note 40).

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those made in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2010, except for the adoption of several amended PSAKs effective January 1, 2011 as disclosed in this note.

The consolidated financial statements have been prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant notes herein.

The consolidated statements of cash flows, which have been prepared using the direct method, present receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.

Basis of Consolidated Financial Statements (continued)

The reporting currency used in the consolidated financial statements is the Indonesian rupiah, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

b.

Principles of Consolidation

From January 1, 2011

Effective January 1, 2011, the Group retrospectively adopted PSAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, except for the following items that were applied prospectively: (i) losses of a subsidiary that result in a deficit balance to non-controlling interests (“NCI”); (ii) loss of control over a subsidiary; (iii) change in the ownership interest in a subsidiary that does not result in a loss of control; (iv) potential voting rights in determining the existence of control; and (v) consolidation of a subsidiary that is subject to long-term restriction.

PSAK 4 (Revised 2009) provides for the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, and the accounting for investments in subsidiaries, jointly controlled entities and associated entities when separate financial statements are presented as additional information.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

The consolidated financial statements include the accounts of the Company and Subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50%.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtained control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through Subsidiaries, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if they create an NCI deficit balance.

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

From January 1, 2011 (continued)

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

NCI represent the portion of the profit or loss and net assets of the Subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the consolidated statements of comprehensive income and under the equity section of the consolidated statements of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Prior to January 1, 2011

The proportionate shares of minority shareholders in net assets and net income or loss of the consolidated subsidiaries were previously presented as “Minority Interests” in the consolidated statements of financial position and as “Minority Interests in Net Loss (Income) of Subsidiaries” in the consolidated statements of comprehensive income.

The losses applicable to the minority interests in a Subsidiary may have exceeded the minority interests in the equity of the Subsidiary. The excess and any further losses applicable to the minority interests were absorbed by the Company as the majority shareholder, except to the extent that the minority interests had other long-term interest in the related Subsidiary or had binding obligations for, and were able to make good of, the losses. If the Subsidiary subsequently reported profits, all such profits were allocated to the majority interest holder, in this case, the Company, until the minority interests’ share of losses previously absorbed by the Company was recovered.

The accounts of IPBV, IMBV, IFB, IIFB and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the year for profit and loss accounts. The resulting difference arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL is presented as “Difference in Foreign Currency Translation” under the Equity section of the consolidated statements of financial position.

c.

Business Combinations

Effective January 1, 2011, the Group prospectively adopted PSAK 22 (Revised 2010), “Business Combinations”, applicable for business combinations that occur on or after the beginning of a financial year commencing on or after January 1, 2011.

In accordance with the transitional provision of PSAK 22 (Revised 2010), starting January 1, 2011, the Group:

•

ceased the goodwill amortization (Note 9);

•

eliminated the carrying amount of the related accumulated amortization of goodwill; and

•

performed an impairment test of goodwill in accordance with PSAK 48 (Revised 2009), “Impairment of Assets”.

As described herein, the adoption of PSAK 22 (Revised 2010) has significant impact on the financial reporting, including for the related disclosures in the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations (continued)

From January 1, 2011

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

Where goodwill forms part of a CGU and a part of the operations within that CGU is disposed of, the goodwill associated with the operations disposed of is included in the carrying amount of the operations when determining the gain or loss on disposal of the operations. Goodwill disposed of in this circumstance is measured based on the relative values of the operations disposed of and the portion of the CGU retained.

Prior to January 1, 2011

In comparison to the above, the following were the accounting policies applied on business combinations prior to January 1, 2011:

i.

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The NCI (formerly known as minority interest) was measured at the book value of the proportionate share of the acquiree’s identifiable net assets.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations (continued)

Prior to January 1, 2011 (continued)

ii.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired equity interest did not affect previously recognized goodwill.

iii.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

iv.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

e.

Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets and pulse reload vouchers are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

f.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses and insurance are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

g.

Investments in Associated Companies

Effective January 1, 2011, the Group applied PSAK 15 (Revised 2009), “Investments in Associated Companies”. The revised PSAK is applied retrospectively and prescribes the accounting for investments in associated companies as to determination of significant influence, accounting method to be applied, impairment in value of investments and separate financial statements.

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from, the associated company since the date of acquisition.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.

Investments in Associated Companies (continued)

The consolidated statements of comprehensive income reflect the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in the consolidated statements of comprehensive income.

h.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)

the exchange transaction lacks commercial substance, or

(ii)

the fair value of neither the assets received  nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up.

In accordance with PSAK 16 (Revised 2007), the Group has chosen the cost model for the measurement of its property and equipment. The Group performs periodic review and assessment of the economic useful lives of the assets. Below are the estimated useful lives (in years).

 Years

Buildings

20

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 15

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statement of comprehensive income for the year.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs and foreign exchange differentials (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

i.

Impairment of Non-financial Assets

Prior to January 1, 2011

Based on accounting policy on impairment of non-financial assets prior to January 1, 2011, in accordance with PSAK 48, “Impairment of Assets Value”, the Group reviewed whether there was an indication of assets impairment at statements of financial position date. If there was an indication of assets impairment, the Group estimated the recoverable amount of the assets. Impairment loss was recognized as a charge to current operations.

From January 1, 2011

Effective January 1, 2011, the Group prospectively adopted PSAK 48 (Revised 2009), “Impairment of Assets”, including goodwill and assets acquired from business combinations before January 1, 2011.

PSAK 48 (Revised 2009) prescribes the procedures to be employed by an entity to ensure that its assets are carried at no more than their recoverable amount. An asset is carried at more than its recoverable amount if its carrying amount exceeds the amount to be recovered through use or sale of the asset. If this is the case, the asset is described as impaired and this revised PSAK requires the entity to recognize an impairment loss. This revised PSAK also specifies when an entity should reverse an impairment loss and prescribes disclosures.

As described herein, the adoption of PSAK 48 (Revised 2009) has a significant impact on financial reporting, including for the related disclosures, mainly on the impairment test of goodwill which is required at least once a year and more frequently when indications for impairment exist.

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s or cash generating unit (CGU)’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income as “impairment losses”. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time
and

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets (continued)

From January 1, 2011 (continued)

value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, if any, are recognized in the consolidated statements of comprehensive income under expense categories that are consistent with the functions of the impaired assets.

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the consolidated statements of comprehensive income. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with PSAK 19 (Revised 2010), software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

j.

Leases

In accordance with PSAK 30 (Revised 2007), a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its statement of financial position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases (continued)

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

k.

Revenue and Expense Recognition

Effective January 1, 2011, the Group adopted PSAK 23 (Revised 2010), “Revenue”. This revised PSAK identifies the circumstances in which the criteria on revenue recognition is met and, therefore, revenue may be recognized, and prescribes the accounting treatment of revenue arising from certain types of transactions and events, and also provides practical guidance on the application of the criteria on revenue recognition. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales has been deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program has been replaced with the “Indosat Senyum” program.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

Tower Leasing

Revenue from tower leasing is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic is reported on a gross basis.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Fixed Telecommunications (continued)

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are deferred and recognized over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the current year’s consolidated statement of comprehensive income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.

Pension Plan and Employee Benefits (continued)

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains and losses and past service cost that had not previously been recognized.

The Group follows PSAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

n.

Financial Instruments

The Group applies PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, and PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”.

PSAK 50 (Revised 2006) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This PSAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

PSAK 55 (Revised 2006) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This PSAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

n1.

Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2006) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative financial instruments and other current and non-current financial assets (quoted and unquoted financial instruments).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are also recognized in the consolidated statements of comprehensive income.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement (continued)

The Group did not have any HTM investments during the years ended December 31, 2011 and 2010.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in equity until the investment is derecognized at which time the cumulative gain or loss is recognized or determined to be impaired, at which time the cumulative loss is reclassified from equity to comprehensive income. Interest earned on available-for-sale financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments. These are carried at cost less allowance for impairment.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as AFS. These are recorded at fair value.

n2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2006) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, loans and bonds payable, due to related parties, derivative financial instruments and other current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities (continued)

Subsequent measurement (continued)

instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2006). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.

Gains or losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process.

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statements of comprehensive income.

•

AFS financial assets

In the case of an equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of comprehensive income - is reclassified from equity to comprehensive income. Impairment loss on equity investment is not reversed through the consolidated statements of comprehensive income; increase in its fair value after impairment is recognized in equity.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6.

Impairment of financial assets (continued)

•

AFS financial assets (continued)

In the case of a debt instrument classified as an AFS financial asset, impairment is assessed based on the same criteria as financial asset carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in the consolidated statements of comprehensive income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of comprehensive income, the impairment loss is reversed through the consolidated statements of comprehensive income.

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2006) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n8.

Derivative financial instruments (continued)

Any gains or losses arising from changes in fair value of derivatives during the year, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to the consolidated statements of comprehensive income.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

o.

Foreign Currency Transactions and Balances

The consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

For December 31, 2011 and 2010, the foreign exchange rates used (in full amounts) were Rp9,068 and  Rp8,991 respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the year.

p.

Income Tax

Current tax expense is provided based on the estimated taxable income for the year. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the year are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current year operations, except to the extent that they relate to items previously charged or credited to equity.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Segment Reporting

Effective January 1, 2011, the Group applied PSAK 5 (Revised 2009), “Operating Segments”. The revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

r.

Basic Earnings per Share/ADS

In accordance with PSAK 56, “Earnings per Share”, the amount of basic earnings per share is computed by dividing profit for the year attributable to owners of the Company by the weighted-average number of shares outstanding during the year.

The amount of basic earnings per ADS attributable to owners of the Company is computed by multiplying basic earnings per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

s.

Transactions with Related Parties

Effective January 1, 2011, the Group applied PSAK 7 (Revised 2010), “Related Party Disclosures”. The revised PSAK requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, and also applies to individual financial statements. The adoption of this revised PSAK has significant impact on the related disclosures in the consolidated financial statements.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 30.

t.

Adoption of Other Revised Accounting Standards and Interpretations

Other than the revised accounting standards previously mentioned above, the Group also adopted the following revised accounting standards and interpretations on January 1, 2011, which were considered relevant to the consolidated financial statements but did not have significant impact except for the related disclosures:

•

PSAK 2 (Revised 2009), “Statements of Cash Flows”

•

PSAK 8 (Revised 2010), “Events after the Reporting Period”

•

PSAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”

•

PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”

•

PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”

•

Interpretations of Financial Accounting Standards (ISAK) 7, “Consolidation - Special Purpose Entities”

•

ISAK 9, “Changes in Existing Decommissioning Restoration and Similar Liabilities”

•

ISAK 10, “Customer Loyalty Programs”

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future years.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•

Determination of functional currency

The functional currency of each of the entities under the Group is the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•

Leases

The Group has various lease agreements whereas the Group acts as lessors or lessee in respect of certain properties and equipment. The Group evaluates whether significant risks and rewards of ownership of the leased assets are transferred based on PSAK 30, “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards related to the ownership of asset.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32k). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32k). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis. Based on the Company’s assessment on the current tower leasing arrangements, the leasing transactions are classified as operating leases.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

•

Exchange of asset transactions

During 2010 and 2011, the Group has entered several contracts for exchanging of asset for certain of its existing cellular technical equipment with third party supplier. For the exchange of asset transactions, the Group evaluates whether the transactions contain commercial substance based on PSAK 16 (Revised 2007) “Fixed Asset”, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the asset received and given up as a result of the transactions. Management consider the exchange of assets transactions met the criteria of commercial substance, however the fair values of neither the assets received nor the asset given up could be measured reliably, hence, their values were measured at the carrying amounts of the asset given up.

b.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

The amounts and timing of recorded expenses for any year will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets.

•

Goodwill and intangible assets

The Company accounts for the acquired businesses using the acquisition method starting January 1, 2011 and the purchase method for prior year acquisitions, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

•

Realizability of deferred income tax assets

The Group reviews the carrying amounts of deferred income tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Group’s assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of the deferred income tax assets to be utilized.

•

Estimating allowance for impairment loss on receivables

If there is an objective evidence that an impairment loss has been incurred on receivables (accounts receivable trade and others, and due from related parties), the Group estimates the allowance for impairment losses related to its receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the receivables. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of its debtors which are grouped based on common credit characteristic, which group, although not specifically identified as requiring a specific allowance, has a greater risk of default than when the receivables were originally granted to the debtors. This collective allowance is based on historical loss experience using various factors such as historical performance of the debtors within the collective group, deterioration in the markets in which the debtors operate, and identified structural weaknesses or deterioration in the cash flows of the debtors.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

•

Asset retirement obligations

Asset retirement obligations are recognized in the year in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies requires to make use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by the normal experience adjustments, which historically are not material to the consolidated statements of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunications services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities due to ongoing objections and investigations by the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57, “Provisions, Contingent Liabilities and Contingent Asset”. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for unrecognized tax expense should be recognized.

As of December 31, 2011, the Company is subject to tax audit for fiscal year 2010.

The Group presents interest and penalties for the underpayment of income tax, if any, under Other Income (Expenses) as part of “Others - net” in the consolidated statements of comprehensive income.

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2011

2010

Cash on hand

Rupiah

1,465

1,682

U.S. dollar (US$13 in 2011 and US$12 in 2010)

115

110

1,580

1,792

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

45,441

45,792

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

3,022

4,461

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

1,473

256

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

1,409

11,345

PT Bank Pembangunan Daerah

Sumatera Utara (“BPD - Sumut”)

1,134

662

PT Bank Pembangunan Daerah DKI Jakarta (“BPD - DKI”)

1,110

935

PT Bank Pembangunan Daerah Nusa Tenggara Timur

(“BPD - NTT”)

1,033

4,476

PT Bank Syariah Mandiri (“Mandiri Syariah”)

719

1,215

PT Bank Tabungan Negara (Persero) Tbk (“BTN”)

500

1,270

PT Bank Pembangunan Daerah Papua (“BPD - Papua”)

299

2,473

Others (each below Rp1,000)

3,234

720

U.S. dollar

Mandiri (US$3,793 in 2011 and US$4,606 in 2010)

34,397

41,412

Others (US$12 in 2011 and US$120 in 2010)

109

1,090

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2011

2010

Cash in banks (continued)

Third parties

Rupiah

Citibank N.A., Jakarta Branch (“Citibank”)

52,768

2,848

PT Bank Central Asia Tbk (“BCA”)

13,247

2,284

PT Bank CIMB Niaga Tbk (“CIMB Niaga”)

4,828

21,845

PT Bank Bukopin Tbk (“Bukopin”)

1,242

9,308

Others (each below Rp5,000)

14,959

13,459

U.S. dollar

Fortis Bank N.V., The Netherlands (US$6,220 in 2011

and US$6,960 in 2010)

56,405

62,577

Citibank N.A., Singapore Branch (US$5,256 in 2011

and US$4,945 in 2010)

47,660

44,464

Citibank (US$790 in 2011 and US$677 in 2010)

7,164

6,087

CIMB Niaga (US$697 in 2011 and US$160 in 2010)

6,323

1,435

Deutsche Bank AG, Jakarta Branch (“DB”)

(US$296 in 2011 and US$91 in 2010)

2,685

817

Others (US$247 in 2011 and US$52 in 2010)

2,238

464

303, 399

281,695

Time deposits and deposits on call

Related parties (Note 30)

Rupiah

Mandiri

245,820

421,400

BTN

180,400

88,500

BRI

145,000

68,500

BNI

143,720

141,185

Mandiri Syariah

35,000

31,000

PT Bank Pembangunan Daerah Jawa Barat

(“BPD - Jawa Barat”)

24,850

8,350

PT Bank BRI Syariah

7,500

5,000

BPD - Yogyakarta

1,000

1,000

U.S. dollar

BRI (US$5,000 in 2011 and US$80,000 in 2010)

45,340

719,280

Mandiri (US$3,040 in 2011 and US$1,540 in 2010)

27,566

13,845

Mandiri Syariah (US$3,000)

27,204

-

BPD - Jawa Barat (US$75 in 2011 and US$165 in 2010)

680

1,484

Third parties

Rupiah

PT Bank Syariah Muamalat Indonesia Tbk (“Muamalat”)

249,894

48,500

BCA

200,000

4,080

DB

79,354

5,232

CIMB Niaga

55,000

22,500

PT Bank DBS Indonesia (“DBS”)

50,000

-

PT Bank Tabungan Pensiunan Nasional Tbk

34,500

12,000

PT Bank Danamon Indonesia Tbk (“Danamon”)

33,000

15,900

PT Bank Himpunan Saudara 1906, Tbk (“HS 1906”)

32,100

15,400

Bukopin

27,500

21,400

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2011

2010

Time deposits and deposits on call (continued)

Third parties (continued)

Rupiah (continued)

PT Bank Mega Syariah

17,750

13,250

PT Bank Internasional Indonesia

12,500

13,000

PT Bank Bumiputera

9,500

-

PT Bank Mega

5,000

3,000

Others (each below Rp5,000)

3,100

6,000

U.S. dollar

DB (US$17,917 in 2011 and US$5,454 in 2010)

162,473

49,038

Muamalat (US$7,000 in 2011 and US$5,000 in 2010)

63,476

44,955

CIMB Niaga (US$2,000)

-

17,984

1,919,227

1,791,783

Total

2,224,206

2,075,270

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 9.75% in 2011 and from 2.50% to 10.00% in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.01% to 2.75% in 2011 and from 0.05% to 4.75% in 2010.

The interest rates on deposits on call and time deposits in related parties are comparable to those offered by third parties.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2011

2010

Related parties (Note 30)

Telkom (including US$51 in 2011 and US$55 in 2010)

19,977

56,108

Others (including US$8,085 in 2011 and US$7,764 in 2010)

284,667

214,038

Sub-total

304,644

270,146

Less allowance for impairment

47,107

47,640

Net

257,537

222,506

Third parties

Local companies (including US$16,593 in 2011 and US$13,956

in 2010)

792,857

628,224

Overseas international carriers (US$66,532 in 2011 and

US$93,755 in 2010)

603,309

842,954

Post-paid subscribers from:

Cellular

254,565

255,973

Fixed telecommunication

22,345

47,239

Sub-total

1,673,076

1,774,390

Less allowance for impairment

489,544

448,470

Net

1,183,532

1,325,920

Total

1,441,069

1,548,426

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The aging schedule of the accounts receivable - trade is as follows:

2011

2010

Number of     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

196,642

64.55

201,256

74.50

7 - 12 months

35,252

11.57

47,973

17.76

13 - 24 months

64,498

21.17

6,913

2.56

Over 24 months

8,252

2.71

14,004

5.18

Total

304,644

100.00

270,146

100.00

Third parties

0 - 6 months

947,089

56.61

787,871

44.40

7 - 12 months

208,218

12.44

279,806

15.77

13 - 24 months

255,648

15.28

308,808

17.40

Over 24 months

262,121

15.67

397,905

22.43

Total

1,673,076

100.00

1,774,390

100.00

The changes in the allowance for impairment of accounts receivable - trade are as follows:

Related

Third

Total

Parties

Parties

2011

Balance at beginning of year

496,110

47,640

448,470

Provision (reversal) - net (Note 27)

41,051

(1,509

)

42,560

Net effect of foreign exchange adjustment

105

976

(871)

Write-offs

(615

)

-

(615)

Balance at end of year

536,651

47,107

489,544

Individual impairment

189,486

44,086

145,400

Collective impairment

347,165

3,021

344,144

Total

536,651

47,107

489,544

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

309,556

117,572

191,984

2010

Balance at beginning of year

461,810

57,538

404,272

Provision (reversal) - net (Note 27)

67,041

(9,712

)

76,753

Write-offs

(23,586

)

-

(23,586)

Net effect of foreign exchange adjustment

(9,155

)

(186

)

(8,969)

Balance at end of year

496,110

47,640

448,470

Individual impairment

182,175

37,576

144,599

Collective impairment

313,935

10,064

303,871

Total

496,110

47,640

448,470

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

405,926

118,486

287,440

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

2011

2010

Claims for tax refund

866,843

651,657

VAT

25,355

47,701

Others

1,018

2,202

Total

893,216

701,560

Claims for tax refund as of December 31, 2011 and 2010 mainly consist of the Company’s corporate income tax for fiscal years 2009, 2010 and 2011, the Company’s income tax article 26 for fiscal years 2008 and 2009, and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of 2004 corporate income tax based on the Tax Court’s Decision Letter dated December 4, 2009 on the 2004 corporate income tax.

On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the corrections of the 2004 and 2005 income tax article 26 amounting to Rp60,493 and Rp82,186, respectively. The Company charged the tax corrections to current operations, which are presented as part of “Other Income (Expenses) - Others - Net”.

On July 15, 2010, the Company received Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of February 20, 2012, the Company has not received any decision from the Tax Court on such appeal.

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. As of
February 20, 2012, the Company has not received any decision from the Tax Court on such appeals.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.

PREPAID TAXES (continued)

On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010 (Note 16). On February 24, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010 for the 2005 corporate income tax. On March 25, 2011, the Company submitted a Counter Memorandum for Reconsideration Request to the Supreme Court. As of February 20, 2012, the Company has not received any decision from the Supreme Court on such request.

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp835, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695 after being offset with the accepted amount of tax correction of VAT for the period January - December 2009 (Note 16). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. As of February 20, 2012, the Company has not received any decision from the Tax Office on such letter.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which amount is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21 and 23 and VAT totalling Rp4,512 (including penalties and interest). On May 26 2011, IMM received the refund of its claim for  2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21 and 23 and VAT.

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of February 20, 2012, the Company has not received any decision from the Supreme Court on such request.

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

2011

2010

Short-term investment

25,395

25,395

Less allowance for impairment

25,395

25,395

Net

-

-

Restricted cash and cash equivalents (including US$168

in 2011 and US$1,645 in 2010)

18,830

48,165

Others (including US$10 in 2011 and US$70 in 2010)

5,960

4,954

Total

24,790

53,119

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2011

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Landrights

541,087

-

-

1,975

543,062

Buildings

814,191

2,518

-

51,003

867,712

Information technology equipment

3,046,084

16

(42,816)

392,071

3,395,355

Office equipment

1,232,237

37,596

(37,171)

2,096

1,234,758

Building and leasehold

 improvements

11,974,685

-

      (101,426)

340,712

12,213,971

Vehicles

 24,700

160

(1,066)

-

23,794

Cellular technical equipment

34,850,044

400,956

(1,709,433

)

3,871,437

37,413,004

Transmission and cross-

connection equipment

18,329,220

122,992

(90,488)

1,373,309

19,735,033

FWA technical equipment

1,345,157

-

-

149

1,345,306

Operation and maintenance

center and measurement unit

1,355,263

-

(22)

97,352

1,452,593

Fixed access network

equipment

1,126,614

-

-

40,787

1,167,401

Properties under

construction and

installation

3,461,884

5,517,982

*

-

             (6,170,891)

2,808,975

Total

78,101,166

6,082,220

(1,982,422)

-

82,200,964

Accumulated Depreciation

Buildings

313,721

34,523

-

-

348,244

Information technology

equipment

2,349,288

412,137

(42,816)

-

2,718,609

Office equipment

951,792

51,219

(37,171)

-

965,840

Building and leasehold

improvements

4,802,990

958,823

     (101,349

)

-

5,660,464

Vehicles

18,646

2,852

(1,067

)

-

20,431

Cellular technical equipment

15,488,516

3,250,203

(1,203,195

)

-

17,535,524

Transmission and cross-

connection equipment

8,036,060

1,537,432

(80,036

)

-

9,493,456

FWA technical equipment

534,842

122,854

-

-

657,696

Operation and maintenance

center and measurement unit

1,093,598

125,789

(22

)

-

1,219,365

Fixed access network equipment

842,092

67,263

-

-

909,355

Total

34,431,545

6,563,095

(1,465,656

)

-

39,528,984

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

43,571,010

42,573,369

*Including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany profit of Rp27,578)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

2010

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Landrights

504,620

15,977

-

20,490

541,087

Buildings

652,677

4,088

-

157,426

814,191

Information technology

equipment

2,663,672

114

(14,159)

396,457

3,046,084

Office equipment

1,181,738

50,632

(14,998)

14,865

1,232,237

1,701,440

Building and leasehold

 improvements

10,924,318

-

(70,346

)

1,120,713

11,974,685

Vehicles

24,389

635

(1,500)

1,176

24,700

25.008

Cellular technical

equipment

31,170,449

158,285

(1,741,072)

5,262,382

34,850,044

Transmission and cross-

connection equipment

16,349,982

205,849

(324,912)

2,098,301

18,329,220

FWA technical equipment

1,284,431

-

(22,070)

82,796

1,345,157

Operation and maintenance

center and measurement unit

1,286,658

-

 (1,315)

69,920

1,355,263

Fixed access network

equipment

1,069,005

-

(1,851)

59,460

1,126,614

Properties under

construction and

installation

7,706,513

         5,039,357*

-

(9,283,986)

3,461,884

Total

74,818,452

5,474,937

(2,192,223

)

-

78,101,166

Accumulated Depreciation

Buildings

283,781

29,940

-

-

313,721

Information technology

equipment

1,983,438

379,995

(14,145)

-

2,349,288

Office equipment

912,383

54,399

(14,990)

-

951,792

Building and leasehold

improvements

  3,952,460

    920,854

(70,324)

-4,802,990

Vehicles

15,761

3,588

(703

)

-

18,646

Cellular technical

equipment

14,044,917

             3,026,386

(1,582,787

)

-

15,488,516

Transmission and cross-

connection equipment

6,925,779

1,435,193

(324,912

)

-

8,036,060

FWA technical equipment

434,990

121,922

(22,070

)

-

534,842

Operation and maintenance

center and measurement unit

959,924

134,989

(1,315

)

-

1,093,598

Fixed access network

equipment

777,601

66,342

(1,851)

-

842,092

Total

30,291,034

6,173,608

(2,033,097

)

-

34,431,545

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,428,807

  43,571,010

*Including additional property and equipment purchased from Lintasarta amounting to Rp 71,423 (net of intercompany loss of Rp11,683)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to the consolidated statements of comprehensive income amounted to Rp6,563,095 and Rp6,173,608 during the years ended December 31, 2011 and 2010, respectively.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 (Revised 2009) for the current year.

On August 31, 2009, the Company launched its Palapa D Satellite. The Satellite experienced an under-performance of the launch vehicle during the Satellite’s placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the Satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009. On January 4 and 19, 2010, the Company collected the Palapa D Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to the under-performance of the launch vehicle in the Satellite’s orbital process.

As of December 31, 2011, approximately Rp17,221 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Notes 18i and 18k).

As of December 31, 2011, the Group insured its property and equipment (except submarine cables and landrights) for US$215,654 and Rp40,471,593 including insurance amounting to US$132,800 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Group’s properties under construction and installation as of December 31, 2011 and 2010 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2011

Cellular technical equipment

17 - 90

1,775,032

January - June 2012

Transmission and cross-connection equipment

18 - 98

799,321

January - June 2012

Building and leasehold improvements

20 - 95

141,022

January - June 2012

Information technology equipment

 40 - 80

91,182

January 2012 - January 2013

Others (each below Rp50,000)

  40 - 90

2,418

January - September 2012

Total

2,808,975

2010

Cellular technical equipment

          5 - 99

2,170,612

January - December 2011

Transmission and cross-connection equipment

          5 - 99

955,425

January - December 2011

Building and leasehold improvements

          6 - 95

242,194

January - December 2011

Others (each below Rp50,000)

         5 - 95

93,653

January - December 2011

Total

3,461,884

Borrowing costs capitalized to properties under construction and installation for the years ended December 31, 2011 and 2010 amounted to Rp2,933 and Rp18,698, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

For the years ended December 31, 2011 and 2010, exchanges and sales of certain property and equipment were made as follows:

2011

2010

Exchanges of Assets

Kalimantan Project (Note 32e)

Carrying amount of assets received

400,956

            158,285

Carrying amount of assets given up

 (400,956

)

       (158,285

)

Sumatra and Java Project (Note 32b)

Carrying amount of assets received

115,734

-

Carrying amount of assets given up

(115,734)

-

Sales of Assets

Proceeds

                   6,708

7,741

Net book value

(78

)

(841

)

Gain

6,630

6,900

In the above exchange of assets transactions, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The changes in the goodwill and other intangible assets account for the years ended December 31, 2011 and 2010 are as follows:

	Non-integrated software	Other intangible asset	Goodwill	Total
Cost
At January 1, 2010	235,577	597,448	2,944,362	3,777,387
Additions	40,052	-	-	40,052
At December 31, 2010	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	-	10,452
At December 31, 2011	285,969	597,560	2,944,362	3,827,891

Accumulated Amortization
At January 1, 2010	215,357	588,351	1,393,599	2,197,307
Amortization	10,595	9,097	226,380	246,072
At December 31, 2010	225,952	597,448	1,619,979	2,443,379
Amortization	17,608	51	-	17,659
At December 31, 2011	243,560	597,499	1,619,979	2,461,038

Net book value:
At December 31, 2010	49,677	-	1,324,383	1,374,060
At December 31, 2011	42,409	61	1,324,383	1,366,853

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2011, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2011:

Discount rates - The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of the cellular business unit revenue based on the market analysts’ forecast is between 3.9% and 5.6%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

As a result of the impairment testing, management did not identify an impairment for the cellular business unit to which goodwill of Rp1,324,383 is allocated.

10.

LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

2011

2010

Other long-term investments

116,307

102,707

Less allowance for impairment

113,577

99,977

Net

2,730

2,730

Restricted cash and cash equivalent (including US$290 in 2011 and US$155 in 2010)

50,826

39,595

Employee loans receivable

13,515

15,679

Others (including US$1,288 in 2011 and US$1,272 in 2010)

23,345

22,401

Sub-total

87,686

77,675

Total

90,416

80,405

Other long-term investments - net consist of the following:

a.

  Investments in shares of stock accounted under the cost method:

2011

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited*]	United States of America	Satellite service	0.0067	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

2010

PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
ICO Global Communication (Holdings) Limited	United States of America	Satellite service	0.0087	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 14.29	1,366
Total				102,608
Less allowance for impairment				99,977
Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted to 0.0068% since the Company did not exercise its right in relation to a right issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of December 31,2011, the Company’s ownership in Pendrell has been diluted to 0.0067%.

**

The Company received dividend income from its investment in ACPL totaling US$1,574 (equivalent to Rp13,790) and US$2,140 (equivalent to Rp19,281) for the years ended December 31, 2011 and 2010, respectively.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp113,577 and Rp99,977 as of December 31, 2011 and 2010, respectively, which the Company believes is adequate to cover impairment losses on the investments.

b.

Equity securities from BNI of Rp89 and Telkom of Rp10 are both available for sale as of December 31, 2011 and 2010.

13.

OTHER NON-CURRENT ASSETS - NET

As of December 31, 2011 and 2010, this account consists of the following:

2011

2010

Investment in an associated company

56,300

56,300

Less allowance for impairment

56,300

56,300

Net

-

-

Others

5,593

8,341

Total

5,593

8,341

14.

SHORT-TERM LOAN

The balance of this account as of December 31, 2011 of Rp1,499,256 (net of unamortized loan issuance cost of Rp744) represents loan from Mandiri, a related party (Note 30).

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

On August 2, 2011, the Company made the first drawdown amounting to Rp300,000 from the facility, which was extended to February 2, 2012 (Note 38i) based on extended request letter dated October 25, 2011.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to         1-month JIBOR plus 1.25% per annum.

On December 14, 2011, the Company drew down Rp1,200,000 from this facility .

Voluntary early repayment is permitted subject to 3 days prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of December 31, 2011, the Company has complied with all the financial ratios required to be maintained.

The amortization of the loan issuance cost for the year ended December 31, 2011 amounted to Rp1,656 (Note 28).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

15.

PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

2011

2010

Related parties (Note 30) (including US$114 in 2011 and

US$404 in 2010)

36,073

68,681

Third parties (including US$220,674 in 2011 and US$246,211

in 2010)

3,393,848

3,575,786

Total

3,429,921

    3,644,467

The billed and unbilled amounts of the procurement payable amounted to Rp555,065 and Rp2,874,856, respectively, as of December 31, 2011 and Rp360,508 and Rp3,283,959, respectively, as of December 31, 2010.

16.

TAXES PAYABLE

This account consists of the following:

2011

2010

Estimated corporate income tax payable,

less tax prepayments of Rp106,847 in 2011

and Rp123,281 in 2010

13,330

4,890

Income tax:

Article 4(2)

10,624

14,299

Article 21

15,366

14,032

Article 23

4,107

9,177

Article 25

14,964

18,899

Article 26

18,863

88,787

VAT

11,123

18,107

Others

186

1,254

Total

88,563

169,445

The reconciliation between profit before income tax and tax loss of the Company for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Profit before income tax per consolidated statements of comprehensive

1,181,900

1,081,817

income

Subsidiaries’ profit before income tax and effect of

inter-company consolidation eliminations

(198,392

)(197,537

)

Profit before income tax of the Company

983,508

884,280

Positive adjustments

Gain on sale and exchange of property and equipment

217,393

-

Employee benefit

52,719

54,740

Donations

30,788

18,653

Provision for impairment of receivables - net

27,509

34,739

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

2011

2010

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

14,679

10,318

Representation and entertainment

5,516

5,709

Assessments for income taxes and VAT (including penalties)

5,359

82,534

Provision for termination, gratuity and compensation benefits of employees - net of realization

927

32,869

Amortization of goodwill and other intangible assets

-

35,811

Net periodic pension cost

-

17,013

Accrual of employee benefits - net of realization

-

15,278

Others

23,943

88,403

Negative adjustments

Depreciation - net

(1,119,608

)(1,692,108

)

Amortization of goodwill and other intangible assets

(173,331

)-

Equity in net income of investees

(143,533

)

(241,230

)

Realization of accrual of employee benefits - net

(115,677

)

-

Interest income already subjected to final tax

(42,008

)(109,844

)

Net periodic pension cost

(15,387

)-

Amortization of long-term prepaid licenses

(13,255

)(35,005

)

Loss on sale of property and equipment

-

(344,221)

Other

(6,466

)-

Tax loss of the Company - current year

(266,924

)

(1,142,061)

Tax loss carryforward at beginning of year

(1,142,061

)

-

Tax loss carryforward at end of year

(1,408,985

)

(1,142,061)

The computation of the income tax expense for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Income tax expense - current (at statutory tax rates)

Company

-

-

Subsidiaries

120,177

128,171

Total income tax expense - current

120,177

128,171

Income tax expense (benefit) - deferred - effect

of temporary differences at applicable tax rate

Company

Depreciation - net

279,902

423,027

Amortization of goodwill and other intangible assets

43,333

(8,953

)

Equity in net income of investees

32,972

60,308

Realization (accrual) of employee benefits - net

28,919

(3,820

)

Net periodic pension cost

3,847

(4,253)

Amortization of long-term prepaid licenses

3,314

8,751

Tax loss

(66,731

)

(285,515)

Loss (gain) on sale and exchange of property

and equipment - net

(54,348

)

86,055

Provision for impairment of receivables - net

(6,877

)

(8,685)

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

(3,670

)

(2,580

)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

2011

2010

Accrual of provision for termination, gratuity

and compensation benefits of

employees - net

(232

)

(8,217

)

Others

(800

)

(19,012

)

Net

259,629

237,106

Deferred income tax benefit - net resulting from reversal of deferred tax liabilities (DTL) on investments in IMM, ISPL

and IPBV

(111,097

)

-

148,532

237,106

Subsidiaries

(19,312

)

(7,479)

Net income tax expense - deferred

129,220

229,627

Total income tax expense

249,397

357,798

The computation of the estimated income tax payable for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Income tax expense - current

Company

-

                     -

Subsidiaries

120,177

128,171

Total income tax expense - current

120,177

128,171

Less prepayments of income tax of the Company

Article 22

80,935

52,126

Article 23

14,275

6,810

Article 25

-

28,795

Total prepayments of income tax of the Company

95,210

87,731

Less prepayments of income tax of Subsidiaries

Article 22

-

1,107

Article 23

5,880

3,696

Article 25

187,474

194,309

Total prepayments of income tax of Subsidiaries

193,354

199,112

Total prepayments of income tax

288,564

286,843

Estimated income tax payable

of Subsidiaries

13,330

4,890

Claims for tax refund (presented as part of “Prepaid Taxes”)

Company

95,210

87,731

Subsidiaries

86,507

75,831

Total

181,717

163,562

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 25% to the profit before income tax and the income tax expense as shown in the consolidated statements of comprehensive income for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Profit before income tax per consolidated statements

of comprehensive income

      1,181,900

1,081,817

Income tax expense at the applicable tax rate

295,475

270,454

Company’s equity in Subsidiaries’ profit before income tax

and reversal of

inter-company consolidation eliminations

43,485

57,427

Tax effect on permanent differences

Employee benefits

18,501

16,180

Donations

9,116

6,037

Assessment for income taxes and VAT (including penalties)

3,300

20,844

Representation and entertainment

2,218

2,343

Interest income already subjected to final tax

(21,162

)

(36,200)

Others

(353

)

8,818

Deferred income tax benefit from the reversal of DTL on investments in IMM,ISPL and IPBV

(111,097

)

-

Adjustment due tax audit and others

9,914

11,895

Income tax expense per consolidated statements of

comprehensive income

249,397

357,798

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of December 31, 2011 and 2010 are as follows:

2011

2010

Deferred tax assets

Tax loss carryforward

352,246

285,515

Accrual of employee benefits - net

206,416

235,104

Allowance for impairment of receivables

125,073

118,195

Allowance for impairment of investment in an associated

company and

other long-term investments

42,469

39,069

Pension cost

18,296

22,143

Allowance for impairment of short-term investment

6,349

6,349

Others

1,550

3,300

Total

752,399

709,675

Deferred tax liabilities

Property and equipment

2,445,712

2,220,158

Investments in subsidiaries/associated company - net of

amortization of goodwill and other intangible assets

195,431

229,239

Long-term prepaid licenses

16,876

13,562

Deferred debt and bonds issuance costs, consent solicitation fees and discount

6,856

10,526

Difference in transactions of equity changes in an

associated company

1,460

1,460

Others

659

659

Total

2,666,994

2,475,604

Deferred tax liabilities - net

1,914,595

1,765,929

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of December 31, 2011 and 2010 is as follows:

      2011   2010

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,914,595

-

1,765,929

Subsidiaries

Lintasarta

80,396

-

77,755

-

IMM

33,718

-

17,263

-

APE

-

5,165

-

4,383

ISPL

-

1,027

-

428

SMT

-

-

-

1,597

Total

114,114

1,920,787

95,018

1,772,337

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments in certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “forseeable future” and the “probable” judgements. Based on the Company’s evaluation, the deferred tax liabilities were not recognized for temporary differences between the tax and book bases in investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believed the timing of the reversal of the temporary differences could be controlled and it was probable that the temporary differences would not reverse in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totalling Rp111,097 was reversed and credited to current deferred income tax benefit.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund received on the Company’s corporate Income Tax for fiscal year 2005 amounting to Rp38,155 (Note 6). On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs from the DGT. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. As of February 20, 2012, the Company has not yet received any decision from the Tax Court on such appeal.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 6). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for  the period January - December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. As of February 20, 2012, the Company has not yet received any decision from the Tax Office on such objection letter.

The tax losses carryover of SMT and the Company as of December 31, 2011 can be carried forward through 2016 based on the following schedule:

Year of Expiration

Amount

2012

30,205

2013

26,660

2014

31,901

2015

1,192,832

2016

289,695

Total

1,571,293

17.

ACCRUED EXPENSES

This account consists of the following:

2011

2010

Interest

319,880

339,957

Network repairs and maintenance

288,731

265,428

Radio frequency fee (Note 34)

283,588

          195,686

Marketing

214,907

120,092

Employee benefits (Notes 22 and 29)

180,441

216,732

Dealer incentives (Note 2k)

82,615

125,836

Blackberry access fee

79,627

20,679

Rental

59,929

28,090

Universal Service Obligation (“USO”) (Note 34)

59,716

59,899

Utilities

58,609

           85,650

Link

            55,593

31,111

Concession fee (Note 34)

35,370

38,005

Consultancy fees

35,309

65,288

General and administration

31,119

27,706

Others (each below Rp20,000)

106,043

90,726

Total

1,891,477

1,710,885

18.

LOANS PAYABLE

This account consists of the following:

2011

2010

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp146,511 in 2011 and Rp189,979 in 2010;

unamortized debt discount of Rp11,891 in 2011 and Rp19,267

in 2010

8,727,473

9,553,906

Related party (Note 30)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp1,157 in 2011 and Rp2,955 in 2010

998,843

1,297,045

Total loans payable

9,726,316

10,850,951

Less current maturities (net of unamortized debt issuance cost and consent solicitation fees of Rp2,295 in 2011 and

Rp373 in 2010)

Third parties

2,301,694

2,884,147

Related party

998,843

300,000

Total current maturities

3,300,537

3,184,147

Long-term portion

Third parties

6,425,779

6,669,759

Related party

-

997,045

Total long-term portion

6,425,779

7,666,804

The loans from third parties consist of the following:

2011

2010

AB Svensk Exportkredit, Sweden with Guarantee from

Exportkreditnamnden - net of unamortized debt issuance

cost of Rp26,434 in 2011 and Rp27,593 in 2010

2,127,216

1,972,905

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp11,621

in 2011 and Rp27,122 in 2010

2,069,484

4,018,828

BCA Revolving Time Loan - net of unamortized debt

issuance cost of Rp736

1,499,264

-

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp104,536 in 2011 and

Rp129,167 in 2010

1,356,403

1,500,434

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp1,138 in 2011 and Rp2,903 in 2010

998,862

1,297,097

Goldman Sachs International

Principal, net of unamortized debt discount of Rp11,891

in 2011 and Rp19,267

 in 2010

422,409

415,033

Foreign Exchange (FX) Conversion Option

49,518

54,595

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp2,046 in 2011 and

Rp2,821 in 2010

181,834

203,805

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

2011

2010

Investment Credit Facility 6 from CIMB Niaga

22,483

52,483

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp373

-

33,793

Investment Credit Facility 5 from CIMB Niaga

-

4,933

Total

8,727,473

9,553,906

Less current maturities (net of unamortized debt issuance

costs and consent solicitation fees totaling Rp2,295 in 2011 and Rp373 in 2010)

2,301,694

2,884,147

Long-term portion

6,425,779

6,669,759

The details of the loans from the related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri*	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: Average 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

a. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export- kreditnamnden (“EKN”)	▪ Credit facilities consisting of Facilities A,B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively ▪ Loan drawdowns are payable semi-annually	May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 for Facility C	US$315,000

▪

Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

▪

Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

▪

Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%

▪

Payable semi-annually

▪

Permitted only in proportionate amount for each of Facilities A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$500

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

*   related party (Note 30)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions** Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions**	▪ 5-year unsecured credit facility ▪ Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	▪ USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) ▪ Payable semi-annually	▪ Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)
d. BCA

▪

The revolving time loan with maximum amount of Rp1,000,000

▪

Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014

▪

On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate.

		February 10, 2014	Rp1,500,000	▪ JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a ▪ Payable monthly	▪ Permitted subject to 1 day prior written notice ▪ The Company may repay the whole or any part of the loan. (Note 38i).
e. HSBC France	▪ 12 year - COFACE term facility ▪ Payable in twenty semi-annual installments	September 30, 2019	US$157,243	▪ 5.69% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
e. HSBC France	▪ 12 year - SINOSURE term facility ▪ Payable in twenty semi-annual installments	September 30, 2019	US$44,200	▪ USD LIBOR + 0.35% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

f. BCA	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

g. Goldman Sachs International (“GSI”)

▪

Investment loan

▪

Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”).

▪

Fair value of FX Conversion Option as of December 31, 2011 and

December 31,

2010 amounting to US$5,460.78  (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively

(Note 20)

		May 30, 2013	Rp434,300	▪ 8.75% p.a ▪ Payable quarterly ▪ If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal.

▪

Certain changes affecting withholding taxes in the United Kingdom or Indonesia

▪

Default under Guaranteed Notes due 2012

▪

Default under the Company’s USD Notes and IDR Bonds

▪

Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation.

▪

Change of control in the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
h. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

▪

9-year unsecured commercial facility

▪

Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 28, 2016	US$27,037	▪ USD LIBOR + 1.45% p.a. ▪ Payable semi-annually

▪

Permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$1,000

▪

Any prepayment shall satisfy the obligations of loan repayment proportionately.

i. CIMB Niaga	▪ Investment credit facility 6 obtained by Lintasarta ▪ Payable quarterly	August 24, 2012	Rp75,000	▪ 14.5% p.a., subject to change by CIMB Niaga depending on the market condition ▪ Payable quarterly

▪

Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

▪

The loan is collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

j. Finnish Export Credit Ltd.	▪ 5-year credit facility ▪ Paid semi-annually	May 12, 2011	US$38,000	▪ 4.15% p.a. ▪ Paid semi-annually

▪

Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

▪

In May 2011, this loan was fully paid.

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
k. CIMB Niaga	▪ Investment credit facility 5 obtained by Lintasarta ▪ Paid quarterly	January 10, 2011	Rp50,000	▪ 1-month SBI + 2.25% p.a. ▪ Paid quarterly

▪

Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties was allowed with 1% penalty of the early repaid amount.

▪

The loan was collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

▪

In January 2011, this loan was fully paid.

The scheduled principal payments from 2012 of all the loans payable as of December 31, 2011 are as follows:

Twelve months ending December 31,

  2016 and

        2012

   2013

2014

2015

  thereafter        Total

In rupiah

BCA - revolving

time loan

-

-

1,500,000

-

-

1,500,000

Mandiri

1,000,000

-

-

-

-1,000,000

BCA

- 5-year facility

1,000,000

-

-

-

-1,000,000

CIMB Niaga

22,483

-

-

-

-22,483

GSI

-

434,300

-

-

-434,300

Sub-total

2,022,483

434,300

1,500,000

--     3,956,783

In U.S. dollar

SEK, Sweden

(US$237,500)

408,060

408,060

408,060

408,060521,4102,153,650

Syndicated U.S. Dollar

Loan Facility

(US$229,500)

652,896

1,428,209

-

-

-2,081,105

HSBC France

(US$161,109.35)

182,617

182,617

182,617

182,617730,4711,460,939

9-Year Commercial

Facility

(US$20,277.75)

36,776

36,776

36,776

36,77636,776183,880

GSI (US$5,460.78)

-

49,518

-

-

-49,518

Sub-total

1,280,349

2,105,180

627,453

627,4531,288,6575,929,092

Total

3,302,832

2,539,480

2,127,453

627,453

1,288,657        9,885,875

Less:

- unamortized debt issuance costs and consent solicitation fees

(147,668

)

- unamortized debt discount

(11,891

)

Net

9,726,316

18.

LOANS PAYABLE (continued)

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the years ended December 31, 2011 and  2010  amounted to Rp63,731 and Rp72,091, respectively (Note 28).

As of December 31, 2011 and 2010, the Group has complied with all financial ratios required to be maintained under the loan agreements.

19.

BONDS PAYABLE

This account consists of the following:

2011

2010

a.

Guaranteed Notes Due 2020 - net of unamortized notes

issuance cost of Rp58,420 in 2011 and

Rp64,885 in 2010;

and unamortized notes discount of Rp26,208 in 2011

and Rp29,666 in 2010

5,809,572

5,749,599

b.

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp9,102 in 2011 and Rp11,041 in 2010

2,590,898

2,588,959

c.

Seventh Indosat Bonds in Year 2009 with Fixed Rates - net of unamortized bonds issuance cost of Rp4,442 in 2011 and

Rp5,362 in 2010

1,295,558

1,294,638

d.

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp3,603 in 2011 and Rp5,414 in 2010

1,076,397

1,074,586

e.

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized

bonds issuance cost and consent solicitation fees of

Rp1,545 in 2011  and Rp2,625 in 2010

568,455

567,375

f.

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized

bonds issuance cost and consent solicitation fees of

Rp1,124 in 2011 and Rp1,517 in 2010

398,876

398,483

g.   Second Indosat Bonds in Year 2002 with Fixed and Floating

Rates - net of unamortized consent solicitation fees

of Rp649 in 2011 and Rp652 in 2010

199,351

199,348

h.

Indosat Sukuk Ijarah IV in Year 2009 - net of unamortized

bonds issuance cost of Rp754 in 2011  and Rp873 in 2010

199,246

199,127

i.

Limited Bonds II issued by Lintasarta

25,000

25,000

j.

Limited Bonds I issued by Lintasarta

16,989

16,989

k.

  Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of unamortized bonds issuance cost and consent solicitation

fees of Rp1,382

-

813,618

l.

 Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of Rp487

-

284,513

Total bonds payable

12,180,342

13,212,235

Less current maturities (net of unamortized bonds

issuance

cost and consent solicitation fees

totalling Rp1,869 in 2010)

41,989

1,098,131

Long-term portion

12,138,353

12,114,104

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	▪ 7.375% p.a. ▪ Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

▪

At any time on or after July 29, 2015.

▪

Prior to July 29, 2013, IPBV may redeem up to a maximum of 35% of the original aggregate principal amount.

▪

At any time, upon not less than 30 days’ nor more than 60 days’ prior notice, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

▪

Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

▪

Based on latest rating reports (released in December 2010, September 2011 and July 2011), the notes have BB (stable outlook), Ba1 (stable outlook) and BBB- (positive outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s) and Fitch Ratings (“Fitch”), respectively (Note 38k).

a. Fifth Indosat Bonds in Year 2007
▪ Series A	Rp1,230,000	▪ 10.20% p.a. ▪ Payable quarterly	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

▪ Series B	Rp1,370,000	▪ 10.65% p.a. ▪ Payable quarterly	May 29, 2017
a. Seventh Indosat Bonds in Year 2009
▪ Series A	Rp700,000	▪ 11.25% p.a. ▪ Payable quarterly	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp600,000	▪ 11.75% p.a. ▪ Payable quarterly	December 8, 2016

19.

BONDS PAYABLE (continued)

▪

Bond	Nominal Amount	Interest	Maturity	Remarks
d. Sixth Indosat Bonds in Year 2008
▪ Series A	Rp760,000	▪ 10.25% p.a. ▪ Payable quarterly	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp320,000	▪ 10.80% p.a. ▪ Payable quarterly	April 9, 2015
d. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2011, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

d. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2011, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

d. Second Indosat Bonds in Year 2002 - Series B	Rp200,000	▪ 16% p.a. ▪ Payable quarterly	November 6, 2032

▪

The Company has buyback option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

▪

Based on the latest rating report released in October 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

h. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)
▪ Series A	Rp28,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2011, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

▪ Series B	Rp172,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
i. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009	▪ Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.) ▪ Payable quarterly	June 14, 2009 extended to June 14, 2012	-
i. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009	▪ Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.) ▪ Payable quarterly	June 2, 2009 extended to June 2, 2012	-
k. Fourth Indosat Bonds in Year 2005	Rp815,000	▪ 12% p.a. ▪ Paid quarterly	June 21, 2011

▪

The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2011, the bonds had idAA+ (stable outlook) rating from Pefindo.

▪

On June 21, 2011, the Company paid these bonds in full.

k. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	▪ Bondholders were entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, paid on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011

▪

The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2011, the bonds had idAA(sy)+ (stable outlook) rating from Pefindo.

▪

On June 21, 2011, the Company paid these bonds in full.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of December 31, 2011 are as follows:

Twelve months ending December 31,

  2016 and

     2012

   2013

2014

2015

  thereafter *

Total

In U.S. dollar

Guaranteed Notes *

   Due 2020

(US$650,000)

-

-

-

-

5,894,2005,894,200

In Rupiah

Fifth Indosat Bonds *

-

-

1,230,000

-

1,370,0002,600,000

Seventh Indosat Bonds*

-

-

700,000

-

600,000

1,300,000

Sixth Indosat Bonds*

-

760,000

-

320,000

-

1,080,000

Sukuk Ijarah III *

-

570,000

-

-

-570,000

Sukuk Ijarah II *

-

-

400,000

-

-

400,000

Second Indosat Bonds*

-

-

-

-

200,000

200,000

Sukuk Ijarah IV *

-

-

28,000

-

172,000

200,000

Limited Bonds II

25,000

-

-

-

-25,000

Limited Bonds I

16,989

-

-

-

-16,989

Sub-total

41,989

1,330,000

2,358,000

320,000

2,342,0006,391,989

Total

41,989

1,330,000

2,358,000

320,0008,236,20012,286,189

Less:

-

unamortized notes issuance cost

(58,420

)

-

unamortized notes discount

(26,208

)

-

unamortized bonds issuance costs and consent solicitation fees

(21,219

)

Net

12,180,342

*

Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the years ended December 31, 2011 and 2010 amounted to Rp18,057 and Rp18,025, respectively (Note 28).

As of December 31, 2011 and 2010, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of December 31, 2011 and December 31, 2010

                       Fair Value (Rp)

Notional

2011

2010

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Goldman Sachs International (“GSI”) (1)

100,000

-

-

--

b.

GSI (1)

25,000

-

-

--

c.

GSI (4)

75,000

-

-

50,866-

d.

Standard Chartered (“StandChart”)

25,000

-

6,981

-12,055

e.

StandChart

25,000

1,620

-

-1,731

f.

StandChart

25,000

12,608

-

9,443-

g.

HSBC, Jakarta Branch (2)

25,000

-

-

--

h.

Merrill Lynch International Bank Limited,

London Branch (“MLIB”) (5)

50,000

-

-

-2,234

i.

MLIB(9)

25,000 with

      decreasing amount

3,639

-

2,154

-

j.

MLIB(6)

25,000

-

-

3,778-

k.

DBS (9)

25,000 with

       decreasing amount

4,271

-

3,093

-

l.

GSI (3)

84,000

-

-

--

Sub-total

22,138

6,981

69,33416,020

Interest Rate Swap Contracts:

m.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

13,254

-13,100

n.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

35,370

-29,027

o.

GSI

100,000

-

60,869

-90,273

p.

DBS

25,000 with

decreasing amount

-

4,174

-

9,238

q.

DBS

25,000 with

decreasing amount

-

3,678

-

9,343

r.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

2,649

-

6,656

s.

BTMUFJ

25,000 with

decreasing amount

-

2,347

-

5,885

t.

BTMUFJ

25,000 with

decreasing amount

-

2,118

-

5,297

u.

StandChart

40,000 with

decreasing amount

-

2,692

-

6,814

v.

DBS

26,000 with

decreasing amount

-

1,486

-

4,966

w.

DBS

26,000 with

decreasing amount

-

1,282

-

4,303

x.

BTMUFJ

36,500 with

decreasing amount

-

1,289

-

7,347

y.

International Netherlands Group (“ING”)

Bank N.V. (8)

25,000 with

decreasing amount

-

-

-

4,014

z.

ING Bank N.V.

(7)

33,500

-

-

-3,120

Sub-total

-

131,208

-199,383

(1)

contract entered into in May 2005 and settled in November 2010

(2)

contract entered into in August 2006 and settled in November 2010

(3)

contract entered into in December 2008 and settled in November 2010

(4)

contract entered into in August 2005 and terminated in June 2011

(5)

contract entered into in August 2008 and terminated in June 2011

(6)

contract entered into in September 2008 and terminated in June 2011

(7)

contract entered into in April 2009 and settled in June 2011

(8)

contract entered into in March 2009 and settled in December 2011

(9)

In December 2011, the Company used the option to exercise US$6,000 of the contract amount.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

                        Fair Value (Rp)

Notional

2011

2010

Amount

(US$)

Receivable

Payable

ReceivablePayable

Currency Forward Contracts:

aa.

JP Morgan(10)

10,000

-

-

--

ab.

DBS(10)

20,000

-

-

--

ac.

Deutsche Bank(10)

20,000

-

-

--

ad.

Deutsche Bank(10)

10,000

-

-

--

ae.

JP Morgan(10)

10,000

-

-

--

af.

StandChart(10)

5,000

-

-

--

ag.

JP Morgan(10)

10,000

-

-

--

ah.

PT Danareksa (Persero) (“Danareksa”) (10)

5,000

-

-

-

-

ai.

JP Morgan(10)

5,000

-

-

--

aj.

StandChart(10)

5,000

-

-

--

ak.

JP Morgan(10)

5,000

-

-

--

al.

HSBC, Jakarta Branch

(11)

5,000

-

-

--

am.

HSBC, Jakarta Branch (12)

5,000

-

-

--

an.

JP Morgan(11)

5,000

-

-

-

-

ao.

HSBC, Jakarta Branch (11)

1,000

-

-

-

-

ap.

HSBC, Jakarta Branch (11)

3,000

-

-

-

-

aq.

HSBC, Jakarta Branch

10,000

5,231

-

-

-

ar.

JP Morgan

2,000

1,011

-

-

-

as.

StandChart

3,000

3,902

-

-

-

at.

   JP Morgan

9,500

4,832

-

-

-

au.

HSBC, Jakarta Branch

6,000

3,222

-

-

-

av.

HSBC, Jakarta Branch

7,500

4,021

-

-

-

aw.

JP Morgan

13,750

6,771

-

-

-

ax.

StandChart

7,000

4,542

-

--

ay.

StandChart

6,600

3,666

-

-

-

az.

StandChart

8,000

1,486

-

-

-

ba.

DBS

10,000

5,010

-

-

-

bb.

ING

7,000

3,538

-

-

-

bc.

DBS

7,000

3,528

-

-

-

bd.

DBS

10,000

5,497

-

-

-

be.

JP Morgan

10,000

5,523

-

-

-

bf.

HSBC

10,000

4,909

-

-

-

bg.

ING

10,000

5,330

-

-

-

bh.

ING

13,000

6,960

-

-

-

bi.

DBS

13,000

6,859

-

-

-

bj.

ING

13,500

7,386

-

-

-

bk.

ING

10,000

5,478

-

-

-

bl.

ING

10,000

5,508

-

-

-

bm.

GS

I

8,000

4,558

-

-

-

bn.

GS

I

13,000

7,550

-

-

-

bo.

Royal Bank of Scotland (“RBS”)

12,000

6,370

-

--

bp.

GS

I

12,000

7,185

-

-

-

bq.

GS

I

12,500

7,338

-

-

-

Sub-total

137,211

-

-

-

Total

159,349

138,189

69,334

215,403

(10)

contracts entered into in July 2011 and settled in December 2011

(11)

contracts entered into in August 2011 and settled in November 2011

(12)

contract entered into in August 2011 and settled in December 2011

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative (Note 18g), swap income or cost, termination income or cost, and settlement of derivative instruments totalling Rp57,944 and Rp(418,092) in 2011 and 2010, respectively, were credited or charged to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of comprehensive income.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2011	2010
a.	GSI (1)	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to cross currency swap contract.	Every May 5 and November 5	-	46,136
b.	GSI (2)	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	-	9,841
c.	GSI (4)

August 22, 2005 - June 22, 2012

The Company will swap the following:

•

US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005 - June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

•

US$75,000 which is equal to US$75,000 multiplied by IDR/USD spot rate at termination date minus Rp4,300 (in full amount) if IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

			3.28% of US$75,000	Every June 22 and December 22	10,689	22,866
d.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	10,672	11,034
e.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	8,372	8,657
f.	StandChart	May 12, 2006 - September 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	7,702	7,964
g.	HSBC (3)	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	-	9,074
h.	MLIB (5)

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 [in full amounts] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	11,326	23,965
i.	MLIB(6)

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	9,968	11,852

 (1)

On November 5, 2010, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp59,925.

(2)

On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp21,881).

(3)

On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp2,550).

(4)

On June 28, 2011, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to US$3,650 or equivalent to Rp31,379 on July 1, 2011.

(5)

On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$1,456) or equivalent to (Rp12,519) on July 1, 2011.

(6)

On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$189 or equivalent to Rp1,716.

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2011	2010
j.	MLIB (7)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 [in full amounts] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	3,382	7,156
k.	DBS(9)

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	8,727	9,044
l.	GSI (8)

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500  [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium (charged to prepaid expenses) is amortized over the contract period.	-	-	47,323
	Total				70,838	214,912

(7)

On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$194) or equivalent to (Rp1,666) on July 1, 2011.

(8)

On November 5, 2010, this contract expired and the Company received zero settlement on the cross currency swap.

(9)

On December 12, 2011, the Company used the option to exercise US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$189 or equivalent to Rp1,716.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

All cross currency swap contracts with GSI (contracts No. a, b and c) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2011	2010
m.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	7,034	7,589
n.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	13,799	16,920
o.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	38,978	39,332
p.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	7,463	7,289
q.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	8,426	6,676
r.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,052	4,778
s.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,000	4,291
t.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,381	3,921
u.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	6,066	5,384
v.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	5,068	3,909
w.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,510	3,451

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2011	2010
x.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	6,432	5,758
y.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	4,185	3,734
z.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	3,127	4,199
	Total				119,521	117,231

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)
aa.	JP Morgan(14)	July 14, 2011 - December 12, 2011	Rp8,699 to US$1
ab.	DBS(15)	July 19, 2011 - December 12, 2011	Rp8,699 to US$1
ac.	Deutsche Bank(16)	July 19, 2011 - December 12, 2011	Rp8,714 to US$1
ad.	Deutsche Bank(17)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1
ae.	JP Morgan(18)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1
af.	StandChart(19)	July 22, 2011 - December 12, 2011	Rp8,623 to US$1
ag.	JP Morgan(20)	July 22, 2011 - December 12, 2011	Rp8,637 to US$1
ah.	Danareksa(21)	July 26, 2011 - December 12, 2011	Rp8,604 to US$1
ai.	JP Morgan(22)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1
aj.	StandChart(23)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1
ak.	JP Morgan(24)	July 29, 2011 - December 12, 2011	Rp8,568 to US$1
al.	HSBC(11)	August 1, 2011 - November 30, 2011	Rp8,533 to US$1
am.	HSBC(25)	August 1, 2011 - December 12, 2011	Rp8,541 to US$1
an.	JP Morgan(12)	August 2, 2011 - November 30, 2011	Rp8,538 to US$1
ao.	HSBC(10)	August 4, 2011 - November 28, 2011	Rp8,547 to US$1
ap.	HSBC(13)	August 4, 2011 - November 30, 2011	Rp8,549 to US$1
aq.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1
ar.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1
as.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1
at.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1
au.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1
av.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)
aw.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1
ax.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1
ay.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1
az.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1
ba.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1
bb.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1
bc.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1
bd.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1
be.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1
bf.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1
bg.	ING (Note 38c)	August 22, 2011 - January 12, 2012	Rp8,662 to US$1
bh.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1
bi.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1
bj.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1
bk.	ING (Note 38c)	August 23, 2011 - January 12, 2012	Rp8,644 to US$1
bl.	ING (Note 38c)	August 23, 2011 - January 12, 2012	Rp8,647 to US$1
bm.	GSI (Note 38c)	August 23, 2011 - January 12, 2012	Rp8,640 to US$1
bn.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1
bo.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1
bp.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1
bq.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1

(10)

On November 28, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp553.

(11)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,185.

(12)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,160.

(13)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp1,863.

(14)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,860.

(15)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,720.

(16)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,420.

(17)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.

(18)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.

(19)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,310.

(20)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,480.

(21)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,405.

(22)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.

(23)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.

(24)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,585.

(25)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,720.

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, cash and cash equivalents and short-term investments, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade and other accounts payable. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the Group’s financial assets and financial liabilities as of
December 31, 2011 and 2010:

2011

2010

Financial Assets

Held for trading

Derivative assets

159,349

69,334

Loans and receivables

Cash and cash equivalents

2,224,206

2,075,270

Accounts receivable - trade and others - net

1,446,729

1,558,457

Other current financial assets - net

24,790

53,119

Due from related parties - net

10,654

8,421

Other non-current financial assets - others

87,686

77,675

Available for sale

Other current financial assets - short-term

investments - net

-

-

Other non-current financial assets - other long-term

investments - net

2,730

2,730

Total Financial Assets

3,956,144

3,845,006

Financial Liabilities

Held for trading

Derivative liabilities

138,189

215,403

Liabilities at amortized cost

Short-term loan

1,499,256

-

Accounts payable - trade

319,058

645,505

Procurement payable

3,429,921

3,644,467

Accrued expenses

1,891,477

1,710,885

Deposits from customers

37,265

50,279

Loans payable - current maturities

3,300,537

3,184,147

Bonds payable - current maturities

41,989

1,098,131

Other current financial liabilities

16,072

23,127

Due to related parties

15,480

22,099

Loans payable - net of current maturities

6,425,779

7,666,804

Bonds payable - net of current maturities

12,138,353

12,114,104

Total Financial Liabilities

29,253,376

30,374,951

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the carrying values and estimated fair values of the Group financial instruments that are carried in the consolidated statements of financial position as of December 31, 2011 and 2010:

Carrying Amount

Fair Value

2011

2010

2011

2010

Current Financial Assets

Cash and cash equivalents

2,224,206

2,075,270

2,224,206

2,075,270

Accounts receivable  trade and others - net

1,446,729

1,558,457

1,446,729

1,558,457

Derivative assets

159,349

69,334

159,349

69,334

Other current financial assets - net

24,790

53,119

24,790

53,119

Total current financial assets

3,855,074

3,756,180

3,855,074

3,756,180

Non-current Financial Assets

Due from related parties

10,654

8,421

8,967

7,176

Other long-term investment - net

2,730

2,730

2,730

2,730

Other non-current financial assets - net

87,686

77,675

86,065

73,309

Total non-current financial assets

101,070

88,826

97,762

83,215

Total Financial Assets

3,956,144

3,845,006

3,952,836

3,839,395

Current Financial Liabilities

Short-term loan

1,499,256

-

1,499,256

-

Accounts payable - trade

319,058

645,505

319,058

645,505

Procurement payable

3,429,921

3,644,467

3,429,921

3,644,467

Accrued expenses

1,891,477

1,710,885

1,891,477

1,710,885

Deposits from customers

37,265

50,279

37,265

50,279

Derivative liabilities

138,189

215,403

138,189

215,403

Loans payable - current portion

3,300,537

3,184,147

3,927,062

3,155,634

Bonds payable - current portion

41,989

1,098,131

43,137

1,110,737

Other current financial liabilities

16,072

23,127

16,072

23,127

Total current financial liabilities

10,673,764

10,571,944

11,301,437

10,556,037

Non-current Financial Liabilities

Due to related parties

15,480

22,099

13,030

18,833

Loans payable - non-current portion

6,425,779

7,666,804

5,864,354

7,510,510

Bonds payable - non-current portion

12,138,353

12,114,104

13,334,903

13,228,171

Total non-current financial liabilities

18,579,612

19,803,007

19,212,287

20,757,514

Total Financial Liabilities

29,253,376

30,374,951

30,513,724

31,313,551

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities)

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

•

Derivative Financial Instruments

Cross currency swap contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, other long-term investments and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of December 31, 2011 and 2010.

22.

EMPLOYEE BENEFIT OBLIGATIONS - NET OF CURRENT PORTION

This account consists of the non-current portions of employee benefit obligations as follows:

2011

2010

Post-retirement healthcare (Notes 17 and 29)

555,752

639,271

Labor Law 13 (Notes 17 and 29)

194,329

187,944

Service award (Note 17)

35,071

43,058

Accumulated leave benefits

2,161

2,134

Total

787,313

872,407

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

23.

CAPITAL STOCK

The Company’s capital stock ownership as of December 31, 2011 and 2010 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2011

A Share

1

-

-

Government

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,99977,66214.29

SKAGEN Funds (SKAGEN AS)

305,498,450

30,550

5.62

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

819,743,450

81,974

15.09

Total

5,433,933,500

543,393

100.00

2010

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

277,824,400

27,782

5.11

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

847,417,500

84,742

15.60

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to                                (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

24.

OPERATING REVENUES

The balance of this account for the years ended December 31, 2011 and 2010 consists of the following:

20112010

Cellular

Usage charges

8,203,788

7,943,960

Value-added services

7,502,140

7,039,243

Interconnection services (Note 35)

1,182,384

1,252,751

Tower leasing (Note 32f)

419,720

251,981

Monthly subscription charges

134,032

200,519

Connection fee

14,217

2,926

Sale of Blackberry handsets

1,706

34,956

Upfront discount and Customer Loyalty Program (Note 2k)

(952,976

)

(868,428

)

Others

245,868

169,154

Sub-total

16,750,879

16,027,062

MIDI

Internet Protocol Virtual Private Network (IP VPN)

695,947

605,685

Internet

375,743

519,553

World link and direct link

294,956

278,788

Leased line

261,376

189,112

Application services

192,562

168,196

Satellite lease

150,894

136,008

Value-added Service

148,677

38,506

Frame net

123,249

227,051

Digital data network

103,098

94,686

Multiprotocol Label Switching (MPLS)

89,937

66,579

TV link

6,127

5,126

Others

133,466

146,986

Sub-total

2,576,032

2,476,276

Fixed Telecommunication

International Calls

934,021

993,165

Fixed Wireless

192,776

174,157

Fixed Line

123,185

125,855

Sub-total

1,249,982

1,293,177

Total

20,576,893

19,796,515

Operating revenues from related parties amounted to Rp1,554,780 and Rp1,640,591 for the years ended December 31, 2011 and 2010, respectively. These amounts represent 7.56% and 8.29% of the total operating revenues for the years ended December 31, 2011 and 2010, respectively (Note 30).

The operating revenues from interconnection services are presented on a gross basis (Note 2k).

25.

OPERATING EXPENSES - COST OF SERVICES

The balance of this account for the years ended December 31, 2011 and 2010 consists of the following:

2011

2010

Radio frequency fee (Note 34)

1,839,193

1,612,375

Interconnection (Note 35)

1,706,521

1,735,942

Maintenance

921,990

943,503

Utilities

730,328

715,349

Rent (Note 32h)

661,765

517,432

Blackberry access fee

371,229

197,434

Leased circuits

331,390

377,580

Cost of SIM cards and pulse reload vouchers

285,812

259,323

USO (Note 34)

228,693

214,636

Installation

141,420

133,746

Concession fee (Note 34)

122,178

112,404

Delivery and transportation

83,073

84,075

Billing and collection

57,780

54,816

License

32,225

31,543

Cost of handsets and modems

12,500

74,266

Others

61,611

48,986

Total

7,587,708

7,113,410

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2k).

26.  OPERATING EXPENSES - PERSONNEL

The balance of this account for the year ended December 31, 2011 and 2010 consists of the following:

2011

2010

Severance benefits under Voluntary Separation Scheme (“VSS”)*

      579,301

-

Salaries

  472,826

492,452

Incentives and other employee benefits

 262,153

277,361

Employee income tax

260,104

131,630

Bonuses

199,043

236,950

Medical expense

60,819

69,509

Outsourcing

36,264

60,858

Pension (Note 29)

15,943

45,688

Early retirement**

15,170

16,253

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

10,344

42,833

*

On January 20 and December 28, 2011, the Company’s and Lintasarta’s Board of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors’ Decree No. 020/Direksi/40000/2011, respectively, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Companies and certain employees (VSS), that became effective on the same date. For the year ended December 31, 2011, there were 994 and 54 employees of the Company and Lintasarta, respectively, who availed themselves of the scheme, and the benefits paid by the Company and Lintasarta amounted to Rp566,034 and Rp13,267, respectively.

**

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the years ended December 31, 2011 and 2010, there were 9 and 19 employees, respectively, who took the option.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26.  OPERATING EXPENSES - PERSONNEL (continued)

2011

2010

Post-retirement healthcare cost (income) (Note 29)

(74,253

)

104,600

Post-retirement benefit of salary

continuation before retirement***

-

(96,820

)

Others

54,226

29,930

Total

1,891,940

1,411,244

***

On December 31, 2010, the Company and its employees’ union reached a collective labor agreement (“CLA”) on the revocation of post-retirement benefit of salary continuation before retirement effective January 1, 2011. This revocation eliminates the Company’s legal or constructive obligation for the benefit.

The personnel expenses capitalized to properties under construction and installation during the years ended December 31, 2011 and 2010 amounted to Rp46,575 and Rp38,688, respectively.

27.

OPERATING EXPENSES - GENERAL AND ADMINISTRATION

The balance of this account for the years ended December 31, 2011 and 2010 consists of the following:

2011

2010

Rent

113,277

120,428

Professional fees

109,523

109,374

Utilities

106,525

99,642

Transportation

65,807

64,485

Insurance

44,539

39,807

Provision for impairment of receivables (Note 5)41,051

67,041

Office

34,956

48,370

Training, education and research

23,371

18,541

Catering

22,693

25,585

Social activities

16,620

24,991

Others (each below Rp10,000)

84,332

74,317

Total

662,694

692,581

28.

OTHER EXPENSES - FINANCING COST

The balance of this account for the years ended December 31, 2011 and 2010 consists of the following:

2011

2010

Interest on loans

1,700,091

2,080,274

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 14, 18 and 19)

83,444

90,116

Bank charges

6,152

4,751

Excess of purchase price over nominal value

due to redemption of GN 2010 and GN 2012

-

96,487

Total

1,789,687

2,271,628

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010 and January to December 2011, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees and Rp378 for additional 41 employees, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the years ended December 31, 2011 and 2010.

The net periodic pension cost for the pension plans of the Company and Lintasarta for the years ended December 31, 2011 and 2010 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2011

2010

Annual discount rate

7.0 - 7.5%

8.5 - 9.0%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

a.

The composition of the net periodic pension cost for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Interest cost

47,975

74,558

Service cost

31,006

41,749

Settlement loss

4,655

-

Amortization of unrecognized actuarial loss

1,194

850

Return on plan assets

(52,213

)

(71,469

)

Curtailment gain

(16,674

)

-

Net periodic pension cost (Note 26)

15,943

45,688

b.

The funded status of the plans as of December 31, 2011 and 2010 is as follows:

2011

2010

Plan assets at fair value

538,902

852,958

Projected benefit obligation

(463,074

)*

(750,625)

Excess of plan assets over projected benefit obligation

75,828

102,333

Unrecognized actuarial loss

29,464

10,928

Total prepaid pension cost

105,292

113,261

* net of curtailment effect during 2011 due to VSS (Note 26)

c.

Movements in the prepaid pension cost for the years ended December 31, 2011 and 2010 are as follows:

2011

2010

Balance at beginning of year

Company

82,871

124,720

Lintasarta

30,390

25,100

Net periodic pension cost

Company

(5,887

)

(41,505)

Lintasarta

(10,056

)

(4,183)

Refund from Jiwasraya

Company

(1,631

)

(464)

Lintasarta

(426

)

(180)

Contribution to Jiwasraya

Company

378

120

Lintasarta

9,653

9,653

Balance at end of year

Company

75,731

82,871

Lintasarta

29,561

30,390

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

 d. Prepaid pension cost consists of:

2011

2010

Current portion (presented as part of “Prepaid expenses”)

Company

1,730

1,401

Lintasarta

381

516

2,111

1,917

Long-term portion (presented as “Long-term prepaid pension

 - net of current portion”)

Company

74,001

81,470

Lintasarta

29,180

29,874

103,181

111,344

Total prepaid pension cost

105,292

113,261

Plan assets as of December 31, 2011 and 2010 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the years ended December 31, 2011 and 2010 amounted to Rp43,709 and Rp46,557, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost of the Company and the subsidiaries under the Labor Law for the years ended December 31, 2011 and 2010 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2011

2010

Annual discount rate

7.5%

8.5 - 9.0%

Annual rate of increase in compensation

8.0 - 9.0%

8.0 - 9.0%

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic pension cost under the Labor Law for the years ended
December 31, 2011 and 2010 is as follows:

2011

2010

Service cost

29,355

21,747

Interest cost

15,888

19,586

Amortization of unrecognized past service cost

716

-

Amortization of unrecognized actuarial loss

18

1,500

Curtailment gain

(35,633

)

-

Net periodic pension cost under the Labor Law (Note 26)

10,344

42,833

b.

The composition of the accrued pension cost under the Labor Law as of December 31, 2011 and 2010 is as follows:

2011

2010

Projected benefit obligation

291,135

*

217,754

Unrecognized actuarial loss

(83,494)

(17,245)

Unrecognized past service cost

(8,612)

(9,632

)

Net accrued pension cost under the Labor Law

199,029

190,877

* net of curtailment effect during 2011 due to VSS (Note 26)

c.

Movements in the accrued pension cost under the Labor Law for the years ended December 31, 2011 and 2010 are as follows:

2011

2010

Balance at beginning of year

Company

164,285

131,416

Lintasarta

17,648

12,771

IMM

8,944

6,206

Net periodic pension cost under the Labor Law

Company

2,754

35,019

Lintasarta

3,952

4,974

IMM

3,638

2,840

Benefit payment

Company

(1,826

)

(2,150)

Lintasarta

(111

)

(97

)

IMM

(255

)

(102

)

Balance at end of year

Company

165,213

164,285

Lintasarta

21,489

17,648

IMM

12,327

8,944

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

As of December 31, 2011 and 2010, the current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp4,700 and Rp2,933, respectively, and the non-current portion included in employee benefit obligations amounted to Rp194,329 and Rp187,944, respectively (Note 22).

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retires after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the years ended December 31, 2011 and 2010 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2011

2010

Annual discount rate

8.0%

9.5%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

12.0%

14.0%

Period to reach ultimate cost trend rate

4 years

4 years

a.

The composition of the periodic post-retirement healthcare cost (income) for the years ended December 31, 2011 and 2010 is as follows:

2011

2010

Interest cost

68,955

65,919

Service cost

24,149

28,229

Amortization of unrecognized past service cost

9,096

10,452

Amortization of unrecognized actuarial loss

5,369

-

Curtailment gain

(181,822

)

-

Net periodic post-retirement healthcare cost (income) - net

(Note 26)

(74,253

)

104,600

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

b.

The composition of the accrued post-retirement healthcare cost as of December 31, 2011 and   2010 is as follows:

2011

2010

Projected benefit obligation

          687,789*

846,636

Unrecognized actuarial loss

(103,679

)

(161,443)

Unrecognized past service cost

(15,401

)

(31,253

)

Net accrued post-retirement healthcare cost

568,709

653,940

* net of curtailment effect during January - June 2011 due to VSS (Note 26)

c.

Movements in the accrued post-retirement healthcare cost for the years ended December 31, 2011 and 2010 are as follows:

2011

2010

Balance at beginning of year

653,940

561,805

Net periodic post-retirement healthcare cost (income)

(74,253

)

104,600

Benefit payment

(10,978

)

(12,465)

Balance at end of year

568,709

653,940

As of December 31, 2011 and 2010, the current portion of post-retirement healthcare cost included in accrued expenses (Note 17) amounted to Rp12,957 and Rp14,669, respectively, and the non-current portion included in employee benefit obligations amounted to Rp555,752 and Rp639,271, respectively (Note 22).

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the years ended December 31, 2011 and 2010 and accumulated post-retirement healthcare benefit obligation as of December 31, 2011 and 2010, as follows:

2011

2010

Increase

Service and interest costs

118,454

116,581

Accumulated post-retirement healthcare benefit obligation

844,612

1,030,938

Decrease

Service and interest costs

73,626

76,868

Accumulated post-retirement healthcare benefit obligation

566,627

702,632

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2011

2010

2011

2010

Cash and cash equivalents (Note 4)

Government - related entities:

State-owned banks

977,960

1,615,651

1.87

3.06

Accounts receivable - trade (Note 5)

Government - related entities:

State-owned companies

297,717

267,319

0.57

0.51

Ultimate parent company:

Qatar Telecom

6,927

2,827

0.01

0.00

Total

304,644

270,146

0.58

0.51

Less allowance for impairment of

receivables

47,107

47,640

0.09

0.09

Net

257,537

222,506

0.49

0.42

Prepaid expenses

 Government - related entities:

State-owned companies

8,222

11,683

0.01

0.02

Governmental departments

205

-

0.00

-

Entity under common significant

influence:

Kopindosat

3,681

3,294

0.010.01

Total

12,108

14,977

0.02

0.03

Other current and non-current

   assets - financial and non-financial

Government - related entities:

State-owned banks

71,825

91,231

0.14

0.17

Governmental departments

87

87

0.00

0.00

Total

71,912

91,318

0.14

0.17

Due from related parties

Entity under common significant

influence:

Kopindosat

6,012

5,958

0.01

0.01

Key management personnel:

Senior management

3,020

1,362

0.01

0.00

Government - related entities:

State-owned companies

1,583

1,693

0.00

0.01

Ultimate parent company:

Qatar Telecom

54

     54

0.00

0.00

Total

10,669

9,067

0.02

0.02

Less allowance for impairment of

receivables

15

   646

0.00

0.00

Net

10,654

8,421

0.02

0.02

Long-term prepaid rentals - net

of current portion

Government - related entities:

State-owned companies

21,587

24,672

0.04

0.05

Entity under common significant

influence:

Kopindosat

9,962

12,817

0.02

0.02

Total

31,549

37,489

0.06

0.07

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2011

2010

2011

2010

Long-term advances

Entities under common significant

influence:

PT Personel Alih Daya

9,111

-

0.02

-

Kopindosat

-

1,016

-

0.00

Government - related entities:

State-owned companies

44

3,705

0.00

0.01

Total

9,155

4,721

0.02

0.01

Long-term prepaid pension - net

of current portion (Note 29)

Government - related entities:

State-owned companies

103,181

111,344

0.20

0.21

Short-term loan (Note 14)

Government - related entities:

State-owned bank

1,499,256

-

4.49

-

Accounts payable - trade

Government - related entities:

State-owned companies

23,233

22,260

0.07

0.06

Ultimate parent company

Qatar Telecom

348

-

0.00

-

Total

23,581

22,260

0.07

0.06

Procurement payable (Note 15)

Entities under common significant

influence:

PT Personel Alih Daya

16,319

13,210

0.05

0.04

Kopindosat

9,872

22,123

0.03

0.06

Government - related entities:

State-owned companies

9,882

33,348

0.03

0.10

Total

36,073

68,681

0.11

0.20

Accrued expenses

Government - related entities:

State-owned companies

66,399

82,641

0.20

0.23

Key management personnel:

Senior management

37,851

  33,553

0.11

0.10

Entities under common significant

influence:

PT Personel Alih Daya

18,222

  16,906

0.05

0.05

Kopindosat

5,817

  13,838

0.02

0.04

Total

128,289

146,938

0.38

0.42

Due to related parties

Government - related entities:

State-owned companies

14,928

20,609

0.05

0.06

Ultimate parent company:

Qatar Telecom

552

-

0.00

-

Entity under common significant

influence:

Kopindosat

-

    1,490

-

0.00

Total

15,480

22,099

0.05

0.06

Other current and non-current liabilities -

financial and non-financial

Government - related entities:

State-owned companies

6,455

8,118

0.02

0.02

Governmental departments

2,141

3,895

0.01

0.01

Total

8,596

12,013

0.03

0.03

Loan payable (including current

maturities) (Note 18)

Government - related entities:

State-owned bank

998,843

1,297,045

2.99

3.75

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

 Percentage to Respective Income

Amount

or Expenses (%)

2011

2010

2011

2010

Operating revenues (Note 24)

Government - related entities:

State-owned companies

1,459,979

1,572,147

7.10

7.95

Governmental departments

24,823

31,923

0.12

0.16

Ultimate parent company:

Qatar Telecom

69,978

36,521

0.340.18

Total

1,554,780

1,640,591

7.56

8.29

Operating expenses

Cost of services

Government - related entities:

State-owned companies

1,567,294

1,642,288

8.83

10.06

Entities under common significant

influence:

Kopindosat

121,456

59,205

0.68

0.36

PT Personel Alih Daya

93,190

80,902

0.53

0.50

Ultimate parent company:

Qatar Telecom

66,619

27,375

0.38

0.17

Total

1,848,559

1,809,770

10.42

11.09

Personnel

Key management personnel:

Senior management

Short-term employee benefits

102,156

117,282

0.58

0.72

Termination benefits

46,316

13,828

0.26

0.09

Other long-term benefits

16,481

796

0.09

0.00

Sub-total

164,953

131,906

0.93

0.81

Government - related entities:

State-owned companies

22,185

45,688

0.12

0.28

Entity under common significant

influence:

PT Personel Alih Daya

21,028

40,139

0.12

0.24

Total

208,166

217,733

1.17

1.33

Marketing

Entities under common significant

influence:

  PT Personel Alih Daya

75,905

49,921

0.43

0.31

  Kopindosat

15,953

11,725

0.09

0.07

Government - related entities:

  State-owned company

62

33

0.00

0.00

Total

91,920

61,679

0.52

0.38

General and administration

Government - related entities:

  State-owned companies

100,234

100,987

0.560.62

Entities under common significant

influence:

Kopindosat

24,294

26,072

0.14

0.16

PT Personel Alih Daya

17,971

17,914

0.10

0.11

Total

142,499

144,973

0.80

0.89

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

 Percentage to Respective Income

Amount

or Expenses (%)

2011

2010

2011

2010

Other income (expenses) - net

Entities under common control:

State-owned banks

(64,450

)

(124,599

)

(3.91

)

(5.21

)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government - related entities	Cash and cash equivalents, other current and non-current financial and non-financial assets, short-term loan, loan payable and other income (expense)
2.	State-owned companies	Government - related entities

Accounts receivable - trade, due from related parties, prepaid expenses, long-term prepaid rentals, long-term advances, long-term prepaid pension, accounts payable - trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, operating revenues, operating expenses - cost of services, operating expenses - personnel, operating expenses - general and administration and operating expenses - marketing

3.	Qatar Telecom	Ultimate parent company	Accounts receivable - trade, due from related parties, accounts payable - trade, due to related parties, operating revenues - fixed telecommunication and operating expenses - cost of services

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

No	Related Parties	Relationship	Nature of Account Balances/Transactions
4.	Governmental departments	Government - related entities	Prepaid expenses, other current and non-current financial and non-financial assets, other current and non-current financial and non-financial liabilities, operating revenues - MIDI
5.	Kopindosat	Entity under common significant influence

Prepaid expense, due from related parties, long-term advances, long-term prepaid rentals, procurement payable, accrued expenses, due to related parties, operating expenses - cost of services, operating expenses - general and administration and operating expenses - marketing

6.	Senior management	Key management personnel	Due from related parties, accrued expenses and operating expenses – personnel
7.	PT Personel Alih Daya	Entity under common significant influence

Long-term advances, procurement payable, accrued expenses, operating expenses - cost of services, operating expenses - personnel, operating expenses - general and administration and operating expenses - marketing

31.

DISTRIBUTION OF PROFIT AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual profit for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2009 Profit
June 22, 2010	14,982	137.86	August 2, 2010
2010 Profit
June 24, 2011	-	59.55	August 5, 2011

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia.

On July 22 and August 5, 2011, the Company paid dividend amounting to Rp46,248 and Rp277,343, respectively, to the Government and other stockholders for dividend declared on June 24, 2011.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of December 31, 2011, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$129,861 (Note 38l) and Rp834,536.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
December 10, 2010	Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (see “f” below)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$38,439	US$17,959
October 1, 2010	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$81,881 and Rp241,947	US$1,567 and Rp6,470
June 16, 2010	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$109,274 and Rp495,269	US$1,708 and Rp23,510

b.

On December 30, 2011, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (MOCIT-BPPPTI), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively.

Subsequently on January 10, 2012, Lintasarta, also entered into agreement with MOCIT-BPPPTI for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp83,174.

c.

During May - December 2011, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$35,724 and Rp217,550 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,921 and Rp176,620 to Nokia for the installation services and additional equipment. For the year ended December 31, 2011, the carrying amount of the cellular technical equipment units given up amounted to Rp115,734 (Note 8).

d.

On November 14, 2011, the Company entered into a non-binding memorandum of understanding with PT Tower Bersama Infrastructure Tbk to negotiate a proposed transaction involving the sale of a portion of the Company's existing tower assets and the lease of certain site spaces thereon (Note 38j).

e.

On July 28, 2011, the Company entered into an agreement with PT Quadra Solution, whereby the Company agreed to provide data communication service to PT Quadra Solution related to Project    e-KTP (electronic Kartu Tanda Penduduk / electronic citizens identity card). The agreement covers the provision of services until December 2012 for a total contract value of Rp283,352.

Up to December 31, 2011, the Company has recognized the operating revenue related to this agreement amounting to Rp79,615 which is classified as part of MIDI.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

f.

On December 10, 2010, the Company agreed with PT Nokia Siemens Networks and Nokia Siemens Networks OY (“Nokia”) to restate and amend the agreement for “Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan” that was originally entered into on June 30, 2010. Based on the new agreement, the Company agreed to exchange certain existing cellular technical equipment units in Kalimantan area with new equipment units from Nokia with total value of US$75,243 consisting of cellular technical equipment with net book value of U$66,963 (net of discount amounting to US$2,029) for 1,325 units of 2G Base Transceiver Station (BTS), 24 units of Base Station Controller (BSC), 11 units of Transcoders, 66 units of Node B equipment and 3 units of Radio Network Controller (RNC), and pay US$6,251 to Nokia for the installation services. As of December 31, 2011, the Company has paid for the installation services. For the year ended December 31, 2011, the carrying amount of the cellular technical equipment units given up amounted to Rp400,956 (Note 8) and the accumulated carrying amount of such equipment up to December 31, 2011 amounted to Rp559,241. The Company also committed to procure additional equipment units from Nokia with total value of US$11,708 until the end of 2012.

g.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, PT Berca Global Access (“Berca”) for a period of 10 years, PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for payments overdue and effective lease period.

Future minimum lease receivables under the agreements as at December 31, 2011 and 2010 are as follows:

2011

2010

Within one year

476,057

410,828

After one year but not more than five years

2,360,051

2,372,145

More than five years

1,724,495

2,044,071

Total

4,560,603

4,827,044

h.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011.

As of December 31, 2011, Lintasarta has outstanding advance payments from MOCIT-BTIP related with those agreements amounting to Rp58,941 and Rp5,526 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp276,274 and Rp60,739, respectively.

As of December 31, 2011, Lintasarta has outstanding advances to WEB and PT Personal Alih Daya totalling Rp20,528 and Rp48,149 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

i.

During 2008-2010, the Company entered into several agreements with, among other tower operator companies, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata, Mitratel,
PT Solusindo Kreasi Pratama, and PT Gihon Telekomunikasi Indonesia to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the above leases agreements as of December 31, 2011 and 2010 are as follows:

2011

2010

Within one year

218,850

119,310

After one year but not more than five years

875,401

477,243

More than five years

782,163

452,738

Total

1,876,414

1,049,291

j.

On May 25, 2007, the Company and six other telecommunications operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunications operators subsequently decided not to join the project.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

On November 10, 2007, the Company and the other five telecommunications operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

Furthermore, in 2011, three of the telecommunications operators also no longer joined the project. Consequently, as of December 31, 2011, the remaining telecommunications operators which are still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunications operators.

The Company had paid the amount of US$1,503, but it was returned on December 21, 2011. As of December 31, 2011, the project is in the process of being dissolved.

k.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp442,511 and Rp381,123 in 2011 and 2010, respectively.

l.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. This agreement has been amended several times. On September 20, 2011, these facilities were further amended to extend the expiration date up to April 30, 2012 and change the interest rate and certain provisions in the agreement as follows:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

These facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

As of December 31, 2011, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,911. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp21,317 and Rp27,547 in 2011 and 2010, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of comprehensive income.

33.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33. TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

In April 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

In April 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated
June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998,

the interconnection tariffs are as follows :

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until
December 31, 2006 (Note 35).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 35).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

In August 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which will be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariffs starting January 1, 2011.

On June 27, 2011, the MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of Ministry of Transportation Decree No. 35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

2.

USO and Spectrum Frequency Fees

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income imposed by the MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of the new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

b.

Cellular Services (continued)

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel (continued)

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Smartfren and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT. The memoranda of understanding with Smartfren, XL Axiata and Telkomsel were subsequently replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Smartfren and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on
February 18, 2008. Subsequently, the agreements with Smartfren and XL Axiata were further amended on March 15, 2011 and March 3, 2011, respectively, while the agreement with Telkomsel was further amended on July 19, 2011, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

Net interconnection revenues (charges) from (to) major operators for the years ended December 31, 2011 and 2010 are as follows:

2011

2010

 Telkom

134,324

169,389

Smartfren

7,669

10,455

Telkomsel

(120,488

)

(158,860)

XL Axiata

(117,369

)

(103,125)

Bakrie Telecom

(5,137

)

(5,381)

Net charges

(101,001

)

(87,522

)

36.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2011

Operating revenues

Revenues from external customers

16,750,879

1,249,982

2,576,03220,576,893

Inter-segment revenues

-

-

599,757599,757

Total operating revenues

16,750,879

1,249,982

3,175,78921,176,650

Inter-segment revenues elimination

(599,757)

Operating revenues - net

20,576,893

Income

Operating income (loss)

2,553,269

(99,369)

376,199

2,830,099

Interest income

81,477

Gain on change in fair value  of derivatives - net

57,944

Gain on foreign exchange - net

36,731

Financing cost

(1,789,687

)

Income tax expense

   (249,397

)

Others - net

(34,664

)

Profit for the year

932,503

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

2011 (continued)

Depreciation and amortization

5,418,520

298,415

863,819

6,580,754

Other Information

Segment assets

46,322,268

2,043,468

8,483,19756,848,933

Unallocated assets

3,252,152

Inter-segment assets elimination

(7,928,774)

Assets - net

52,172,311

Segment liabilities

26,009,674

739,334

2,987,56329,736,571

Unallocated liabilities

9,888,835

Inter-segment liabilities elimination

(6,269,068)

Liabilities - net

33,356,338

Capital expenditures

5,080,327

230,754

781,479

6,092,560

2010

Operating revenues

Revenues from external customers

16,027,062

1,293,177

2,476,276

19,796,515

Inter-segment revenues

-

-

563,726

563,726

Total operating revenues

16,027,062

1,293,177

3,040,002

20,360,241

Inter-segment revenues elimination

(563,726

)

Operating revenues - net

19,796,515

Income

Operating income (loss)

2,902,698

(34,495

)573,147

 3,441,350

Gain on foreign exchange - net

492,401

Interest income

143,402

Financing cost

(2,271,628)

Loss on change in fair value  of derivatives - net

(418,092)

Income tax expense

(357,798)

Amortization of goodwill

(226,380)

Others - net

(79,236)

Profit for the year

724,019

Depreciation and amortization

5,052,691

297,334

801,886

6,151,911

Other Information

Segment assets

45,875,021

2,020,957

8,459,94856,355,926

Unallocated assets

4,264,808

Inter-segment assets elimination

(7,802,547)

Assets - net

52,818,187

Segment liabilities

27,195,689

630,442

3,250,61531,076,746

Unallocated liabilities

9,724,480

Inter-segment liabilities elimination

(6,219,525)

Liabilities - net

34,581,701

Capital expenditures

4,455,608

210,770

848,6115,514,989

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)

Manage interest rate exposure on its loans and bonds payables by entering into interest rate swap contracts.

As of December 31, 2011, more than 65% of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the year.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	33 2
Effect on consolidated profit for the year:
U.S. dollar Rupiah	US$1,731 (equivalent to Rp11,774) Rp432

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of March 31, 2012. The outlook is that the LIBOR and JIBOR interest rates may move 33 and 2 basis points, respectively, higher or lower than the interest rates at the end of the year 2011.

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

If LIBOR interest rates were 33 basis points higher or lower than the market levels for the year ended December 31, 2011, with all other variables held constant, the Group’s net comprehensive income for the year and equity would be Rp823,602 or Rp847,150 and Rp18,350,657 or Rp18,374,205, respectively, which are lower or higher than the actual results for the year ended December 31, 2011, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 2 basis points higher or lower than the market levels for the year ended December 31, 2011, with all other variables held constant, the Group’s net comprehensive income for the year and equity would be Rp834,944 or Rp835,808 and Rp18,361,999 or Rp18,362,863, respectively, which are lower or higher than the actual results for the year ended December 31, 2011, mainly due to the higher or lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the year.

The Group’s accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Group’s accounts receivable are Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciates further from the exchange rates in effect at
December 31, 2011, the Group’s obligations under such loans and bonds payable, accounts payable and procurement payable will increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of December 31, 2011, 27.33% of the Group’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap and currency forward contracts.

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of December 31, 2011:

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

53,356

483,835

Accounts receivable – trade

91,261

827,553

Derivative assets

17,573

159,349

Other current financial assets

178

1,613

Other current assets

15

138

Due from related parties

317

2,871

Other non-current financial assets

1,577

14,306

Total assets

164,277

1,489,665

Liabilities:

Accounts payable – trade

13,010

117,971

Procurement payable

220,788

2,002,110

Accrued expenses

45,156

409,476

Deposits from customers

1,834

16,629

Derivative liabilities

15,239

138,189

Other current financial liabilities

41

371

Other current liabilities

6,331

57,407

Due to related parties

9

83

Loans payable (including current maturities)

653,848

5,929,093

Bonds payable (including current maturities)

650,000

5,894,200

Other non-current liabilities

8,730

79,166

Total liabilities

1,614,986

14,644,695

Net liabilities position

1,450,709

13,155,030

*

The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp9,068 to US$1 (in full amounts) as published by the Indonesian Central Bank as of December 31, 2011.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011:

Change in U.S. dollar exchange rate	2.87%
Effect on consolidated profit for the year	(283,162)

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of March 31, 2012. The outlook is that the U.S. dollar exchange rate may weaken by 2.87% as compared to the exchange rate at December 31, 2011.

If the U.S. dollar exchange rate weakens by 2.87% as compared to the exchange rate as of December 31, 2011, with all other variables held constant, the Group’s net comprehensive income for the year ended December 31, 2011 would be Rp552,214 which is lower than the actual results mainly due to the consolidated net foreign exchange loss on the translation of U.S. dollar-denominated net liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the consolidated statement of financial position as of December 31, 2011:

Maximum

Exposure (1)

Loans and receivables:

Cash and cash equivalents

2,224,206

Accounts receivable

Trade - net

1,441,069

Others - net

5,660

Other current financial assets - net

24,790

Due from related parties - net

10,654

Other non-current financial assets - others

87,686

Held-for-trading:

Cross currency swaps

22,138

Currency forward

137,211

Available-for-sale investments:

Other non-current financial assets -

other long-term investments - net

2,730

Total

3,956,144

(1)

There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

Liquidity risk

Liquidity risk is defined as the risk when the cash flow position of the Group indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk (continued)

Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus cellular network development in areas it anticipates will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Expected maturity as of December 31,

Discount/

debtCarrying

issuancevalue

costs andas of

2016

consentDecember

and

solicitation31,

2012

2013

2014

2015

thereafter

Total

fees2011

Short-term loan

1,500,000

-

-

-

-

1,500,000(744)1,499,256

Accounts payable - trade

319,058

-

-

-

-

319,058

-319,058

Procurement payable

3,429,921

-

-

-

-

3,429,921

-3,429,921

Accrued expenses

1,891,477

-

-

-

-

1,891,477

- 1,891,477

Deposits from customers

37,265

-

-

-

-

37,265

-37,265

Derivative liabilities

138,189

-

-

-

-

138,189

-138,189

Other current financial liabilities

16,072

-

-

-

-

16,072

-16,072

Due to related parties

-

15,480

-

-

-

15,480

-15,480

Loans payable

In rupiah

2,022,483

434,300

1,500,000

-

-

3,956,783

(14,922)3,941,861

In U.S. dollar

1,280,349

2,105,180

627,453

627,453

1,288,657

5,929,092(144,637)5,784,455

Total loans payable

3,302,832

2,539,480

2,127,453

627,453

1,288,657

9,885,875

(159,559

)9,726,316

Bonds payable

In rupiah

41,989

1,330,000

2,358,000

320,000

2,342,000

6,391,989(21,219

)6,370,770

In U.S. dollar

-

-

-

-

5,894,200

5,894,200(84,628

)5,809,572

Total bonds payable

41,989

1,330,000

2,358,000

320,000

 8,236,200

12,286,189(105,847)12,180,342

Total

10,676,803

3,884,960

4,485,453

947,453

9,524,857

29,519,526

(266,150

)29,253,376

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

b.

Capital Management

The Group aim to achieve an optimal capital structure in pursuit of their business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose maximum leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group have complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain their debt-to-equity ratio at a maximum of 2.50 as of December 31, 2011.

As of December 31, 2011, the Group’s debt-to-equity ratio accounts are as follows:

Short-term loan - gross

1,500,000

Loans and bonds payable - including current maturities - gross

22,172,064

Interest-bearing procurement payable, which is overdue 6 months after the date of invoice

-

Total debts

23,672,064

Total equity

18,815,973

Debt-to-equity ratio

1.26

c.

Collateral

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 8, 18i and 18k) purchased by Lintasarta from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of December 31, 2011.

38.

EVENTS AFTER REPORTING PERIOD

a.

On January 9, 2012, the Company entered into a collection agency agreement with IMBV.

b.

On January 12, 2012, three currency forward contracts with ING and one currency forward contract with GSI expired and the Company received settlement gains on such contracts amounting to US$1,796.3 and US$488.6, respectively (Notes 20bg, 20bk, 20bl and 20bm).

c.

On January 14, 2012, the MOU between the Company and PT Tower Bersama Infrastructure Tbk expired (Note 32c) and no extension is subsequently made.

d.

On January 16, 2012, the Company, IMBV and Belgacom International Carrier Services S.A. entered into an agreement to arrange the collection activities among them.

38.

EVENTS AFTER REPORTING PERIOD (continued)

e.

On January 18, 2012, IMM (one of the Company’s Subsidiaries) was investigated by the State Attorney General in connection with IMM’s broadband internet services. IMM has been accused of illegally using 3G without paying frequency fee, telecommunication operation fee and tender upfront fee. The MOCIT as well as the Indonesian Regulatory Body (BRTI) has made a public statement that IMM has not breached any laws / prevailing rules; nevertheless, the case is still being continued to be investigated by the State Attorney General.

f.

On January 24, 2012, two currency forward contracts with JP Morgan, one currency forward contract with StandChart and one currency forward contract with HSBC expired and the Company received settlement gains on such contracts amounting to Rp3,352, Rp966 and Rp3,200, respectively.

g.

On January 27, 2012, one currency forward contract with ING, two currency forward contracts with DBS and one currency forward contract with GSI expired and the Company received settlement gains on such contracts amounting to US$249, US$603 and US$550, respectively.

h.

On January 30, 2012, one currency forward contract with ING expired and the Company received settlement gain on such contract amounting to US$451.

i.

On February 2 and 17, 2012, the Company repaid partially the Revolving Time Loan Facilities from Mandiri (Note 14) and BCA (Note 18d) each amounting to Rp200,000.

j.

On February 7, 2012, the Company entered into an Asset Purchase Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk's shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to leaseback the spaces in the 2,500 telecommunication towers.

k.

On February 8, 9 and 10, 2012, the Company received affirmation on the rating of the Company's Guaranteed Notes Due 2020 (Note 19a) from Moody’s, Fitch and S&P’s at Ba1 (stable outlook), BBB- (positive outlook) and BB (watch positive outlook possibility to raise the rating by one notch), respectively.

l.

As of February 20, 2012, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,035 to US$1 (in full amounts), while as of December 31, 2011, the prevailing exchange rate was Rp9,068 to US$1 (in full amounts). Using the exchange rate as of February 20, 2012, the Group earned foreign exchange gain amounting to approximately Rp47,873 (excluding the effect of revaluing derivative contracts on February 20, 2012) on the foreign currency liabilities, net of foreign currency assets, as of December 31, 2011 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of December 31, 2011 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
December 31, 2011 as disclosed in Note 32a are approximately Rp1,173,290 if translated at the prevailing exchange rate as of February 20, 2012.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and January 1, 2010 / December 31, 2009

and for the years ended December 31, 2011 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39. RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS

The revised and new accounting standards and interpretations issued by DSAK up to the date of completion of the Group’s consolidated financial statements which are relevant to the Group but are effective only starting on January 1, 2012 are summarized below:

•

PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, prescribes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency.

•

PSAK 13 (Revised 2011), “Investment Property”, shall be applied in the recognition, measurement and disclosure of investment property including the measurement in a lessee's financial statements of investment property interests held under a lease accounted for as a finance lease and to the measurement in a lessor's financial statements of investment property provided to a lessee under an operating lease.

•

PSAK 16 (Revised 2011), “Property, Plant and Equipment”, prescribes the accounting treatment for property, plant and equipment so that users of the financial statements can discern information about an entity's investment in its property, plant and equipment and the changes in such investment. The principal issues in accounting for property, plant and equipment are the recognition of the assets, the determination of their carrying amounts and the depreciation charges and impairment losses to be recognized in relation to them.

•

PSAK 18 (Revised 2010), “Accounting and Reporting by Retirement Benefit Plans”, is concerned with the determination of the cost of retirement benefits in the financial statements of employers having plans. This PSAK complements PSAK 24 (Revised 2010), “Employee Benefits”.

•

PSAK 24 (Revised 2010), “Employee Benefits”, establishes the accounting and disclosures for employee benefits and requires the recognition of liability and expense when an employee has provided service and the entity consumes economic benefit arising from the service.

•

PSAK 26 (Revised 2011), “Borrowing Costs”, provides that borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense.

•

PSAK 28 (Revised 2011), “Accounting for Casualty Insurance Contracts”, serves to complement the provisions of PSAK 62, “Insurance Contract”.

•

PSAK 30 (Revised 2011), “Leases”, prescribes, for lessees and lessors, the appropriate accounting policies and disclosure to apply in relation to leases which apply to agreements that transfer the right to use assets even though substantial services by the lessor may be called for in connection with the operation or maintenance of such assets.

•

PSAK 34 (Revised 2010), “Construction Contracts”, prescribes the accounting treatment of revenue and costs associated with construction contracts in the financial statements of contractors.

•

PSAK 46 (Revised 2010), “Accounting for Income Taxes”, prescribes the accounting treatment for income taxes to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the statement of financial position; and transactions and other events of the current period that are recognized in the financial statements.

•

PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, establishes the principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

39. RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS (continued)

•

PSAK 53 (Revised 2010), “Share-based Payment”, specifies the financial reporting by an entity when it undertakes a share-based payment transaction.

•

PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”, establishes principles for recognizing and measuring financial assets, financial liabilities and some contracts to purchase or sell non-financial items. Requirements for presenting information about financial instruments are in PSAK 50 (Revised 2010), “Financial Instruments: Presentation”. Requirements for information that needs to be disclosed about financial instruments are in PSAK 60, “Financial Instruments: Disclosures”.

•

PSAK 56 (Revised 2011), “Earnings per Share”, prescribed principles for the determination and presentation of earnings per share, so as to improve performance comparisons between different entities in the same period and between different reporting periods for the same entity.

•

PSAK 60, “Financial Instruments: Disclosures”, requires disclosures in financial statements that enable users to evaluate the significance of financial instruments for financial position and performance; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the end of the reporting period, and how the entity manages those risks.

•

PSAK 61, “Accounting for Government Grants and Disclosures of Government Assistance”, provides guidance on the accounting for, and in the disclosures of, government grants and in the disclosures of other forms of government assistance.

The Group is presently evaluating and has not yet determined the effects of these revised and new standards and interpretations on the consolidated financial statements.

40.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the December 31, 2010 and January 1, 2010 / December 31, 2009 consolidated statements of financial position and in the December 31, 2010 consolidated statement of comprehensive income which have been reclassified to allow their comparison with the accounts in the

December 31, 2011 consolidated financial statements:

As Previously Reported	As Reclassified	Amount	Reason
December 31, 2010
Other long-term investments - net	Other non-current financial assets - net	2,730	Reclassification to conform with the presentation requirement of PSAK 15 (Revised 2009)
Minority interest	Equity - total equity attributable to non-controlling interests	385,840	Reclassification to conform with the presentation requirement of PSAK 1 (Revised 2009) and PSAK 4(Revised 2009)

40.

RECLASSIFICATION OF ACCOUNTS (continued)

As Previously Reported	As Reclassified	Amount	Reason
January 1, 2010 / December 31, 2009
Other long-term investments - net	Other non-current financial assets - net	2,730	Reclassification to conform with the presentation requirement of PSAK 15 (Revised 2009)
Investments in associated companies - net	Other non-current assets - net	422	Reclassification to conform with the presentation requirement of PSAK 15 (Revised 2009)
Minority interest	Equity - total equity attributable to non-controlling Interests	330,593	Reclassification to conform with the presentation requirement of PSAK 1 (Revised 2009) and PSAK 4 (Revised 2009)
December 31, 2010
Other income (expenses) - others - net	Operating expenses - general and administration	32,594	Reclassification to conform with the 2011 presentation
Minority interest in net income of subsidiaries	Profit for the year attributable to non-controlling interests	76,845	Reclassification to conform with the presentation requirement of PSAK 1 (Revised 2009) and PSAK 4 (Revised 2009)

Endnotes

84